IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.1 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

12027682

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

SEC
Mail Processing
Section

SEP 24 2012

Washington DC
401

Northfield Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001493225
(Registrant's CIK Number)

Exhibit 99.3 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-181995
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

** INBOUND NOTIFICATION : FAX RECEIVED SUCCESSFULLY **

TIME RECEIVED	REMOTE CSID	DURATION	PAGES	STATUS
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06/05/2012 08:40 FAX 2027729221 001/001

Grant of Continuing Hardship Exemption

June 1, 2012

Applicant: Ned Quint

Company Name: Northfield Bancorp Inc

Form Type: S-1

Period: To be filed –June 2012

Subject document[s]: Exhibit 99.3 to S-1

We considered your continuing hardship exemption request submitted via EDGAR on May 25, 2012 (Accession no. 0000943374-12-000305) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Jeffrey Thomas
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodbridge, State of New Jersey on September 21, 2012.

NORTHFIELD BANCORP, INC.

By: /s/ John W. Alexander

John W. Alexander
Chairman, President and Chief Executive Officer

{Clients/1091/00163523.DOC/ }

EXHIBIT 99.3.1

PRO FORMA VALUATION UPDATE REPORT

NORTHFIELD BANCORP, INC.
Avenel, New Jersey

PROPOSED HOLDING COMPANY FOR:
NORTHFIELD BANK
Staten Island, New York

Dated As Of:
August 17, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

August 17, 2012

Boards of Directors
Northfield Bancorp, MHC
Northfield Bancorp, Inc.
Northfield Bank
1410 St. Georges Avenue
Avenel, New Jersey 07001

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines. Our original appraisal report, dated May 11, 2012 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On June 6, 2012, the respective Boards of Directors of Northfield Bancorp, MHC (the "MHC") and Northfield Bancorp, Inc. ("NFBK"), a federal corporation, adopted the plan of conversion and reorganization (the "Plan of Conversion"), whereby the MHC will convert to stock form. As a result of the conversion, NFBK, which currently owns all of the issued and outstanding common stock of Northfield Bank, will be succeed by a Delaware corporation with the name of Northfield Bancorp, Inc. ("Northfield Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Northfield Bancorp or the Company. As of June 30, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.29% of the common stock (the "MHC Shares") of Northfield Bancorp. The remaining 38.71% of Northfield Bancorp's common stock was owned by public shareholders.

It is our understanding that Northfield Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Northfield Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

subscriptions received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of NFBK will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Northfield Bancorp's financial condition, including financial data through June 30, 2012; (2) an updated comparison of Northfield Bancorp's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which Northfield Bancorp's common stock, immediately upon completion of the second-step offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended March 31, 2012 and updated financial information through June 30, 2012. Northfield Bancorp's assets increased by $58.1 million or 2.4% from March 31, 2012 to June 30, 2012. Asset growth was largely sustained through increases in investment securities and loan growth, which was in part funded with cash and cash equivalents. Loan growth continued to be largely sustained by growth of multi-family loans, which was partially offset by decreases in some other loan types. Most of the decrease in other loan types consisted of commercial real estate loans. Overall, cash and investments (inclusive of FHLB stock) increased from $1.251 billion or 52.0% of assets at March 31, 2012 to $1.277 billion or 51.8% of assets at June 30, 2012. Loans receivable increased from $1.016 billion or 42.2% of assets at March 31, 2012 to $1.046 billion or 42.5% of assets at June 30, 2012, while the balances for bank-owned life insurance and loans held for sale were respectively slightly higher and lower at the end of the second quarter.

Table 1
Northfield Bancorp, Inc.
Recent Financial Data

	At March 31, 2012 Amount ($000)	At March 31, 2012 Assets (%)	At June 30, 2012 Amount ($000)	At June 30, 2012 Assets (%)
Balance Sheet Data				
Total assets	$2,405,850	100.00%	$2,463,922	100.00%
Cash, cash equivalents	45,837	1.91	34,381	1.40
Trading securities	4,577	0.19	4,490	0.18
Securities available-for-sale	1,184,467	49.23	1,221,219	49.56
Securities held-to-maturity	3,324	0.14	2,832	0.11
Loans held for sale	604	0.03	355	0.01
Loans receivable, net	1,016,245	42.24	1,045,906	42.45
Bank-owned life insurance	78,497	3.26	79,207	3.21
FHLB stock	12,452	0.52	14,208	0.58
Intangible assets	17,057	0.71	16,985	0.69
Deposits	1,500,492	62.37	1,543,181	62.63
Borrowings	477,119	19.83	513,571	20.84
Total equity	385,159	16.01	388,892	15.78
Tangible equity	368,102	15.30	371,907	15.09

	12 Months Ended March 31, 2012 Amount ($000)	12 Months Ended March 31, 2012 Avg. Assets (%)	12 Months Ended June 30, 2012 Amount ($000)	12 Months Ended June 30, 2012 Avg. Assets (%)
Summary Income Statement				
Interest income	$91,758	3.90%	$92,080	3.87%
Interest expense	(25,000)	(1.06)	(24,138)	(1.01)
Net interest income	66,758	2.83	67,942	2.86
Provisions for loan losses	(11,837)	(0.49)	(10,631)	(0.45)
Net interest income after prov.	54,921	2.33	57,311	2.41
Non-interest operating income	6,454	0.27	6,362	0.27
Bargain purchase gain, net of taxes	3,560	0.15	3,560	0.15
Gain on securities transactions, net	2,935	0.12	2,019	0.08
OTTI losses, net	(248)	(0.01)	---	0.00
Non-interest operating expense	(44,219)	(1.88)	(46,436)	(1.95)
Income before income tax expense	23,403	0.99	22,816	0.96
Income taxes	(6,602)	(0.28)	(6,414)	(0.27)
Net income	$16,801	0.71%	$16,402	0.69%

Sources: Northfield Bancorp's prospectus, audited and unaudited financial statements, and RP Financial calculations.

Updated credit quality measures continued to show an improving trend, which started in 2011. Northfield Bancorp's non-performing assets decreased from $42.6 million or 1.77% of assets at March 31, 2012 to $36.9 million or 1.54% of assets at June 30, 2012. A decrease in non-accruing loans accounted for most of the decline in the balance of non-performing assets, while the balances for accruing loans 90 days or more past due and other real estate owned declined during the second quarter as well. As of June 30, 2012, non-performing assets consisted of $34.4 million of non-accruing loans, $424,000 of accruing loans past due 90 days or more and $2.1 million of other real estate owned.

The Company's interest-bearing funding composition showed slight increases in deposits and borrowings during the second quarter. Deposits increased from $1.500 billion or 62.4% of assets at March 31, 2012 to $1.543 billion or 62.6% of assets at June 30, 2012. Increases in money market and saving accounts and certificates of deposit accounted for most of the increase in deposits during the second quarter. Borrowings increased from $477.1 million or 19.8% of assets at March 31, 2012 to $513.6 million or 20.8% of assets at June 30, 2012. Borrowings added during the second quarter consisted mostly of FHLB advances. Northfield Bancorp's equity increased from $385.2 million or 16.0% of assets at March 31, 2012 to $388.9 million or 15.8% of assets at June 30, 2012 and tangible equity increased from $368.1 million or 15.3% of assets at March 31, 2012 to $371.9 million or 15.1% of assets at June 30, 2012. Capital growth during the second quarter was realized through retention of earnings and an increase in accumulated other comprehensive income, which were partially offset by purchases of treasury stock recorded during the second quarter.

Northfield Bancorp's operating results for the twelve months ended March 31, 2012 and June 30, 2012 are also set forth in Table 1. The Company's reported earnings decreased from $16.8 million or 0.71% of average assets for the twelve months ended March 31, 2012 to $16.4 million or 0.69% of average assets for the twelve months ended June 30, 2012. The decrease in net income was mostly due to higher operating expenses, which was largely offset by an increase in net interest income and a decrease in loan loss provisions.

Northfield Bancorp's net interest income ratio increased from 2.83% of average assets for the twelve months ended March 31, 2012 to 2.86% of average assets for the twelve months ended June 30, 2012. The increase in the net interest income ratio was due to a more significant decrease in the interest expense ratio compared to the interest income ratio, which was consistent with trends in the Company's interest rate spread. Northfield Bancorp's interest rate spread increased from 2.65% during the second quarter of 2011 to 2.78% during the second quarter of 2012, as the result of a 22 basis point decline in average rate paid on interest-bearing liabilities versus a 9 basis point decline in the average yield earned on interest-earning assets.

Operating expenses were higher during most recent twelve month period, increasing from 1.88% of average assets for the twelve months ended March 31, 2012 to 1.95% of average assets for the twelve months ended June 30, 2012. The increase in operating expenses was primarily attributable to increases in compensation and occupancy expenses that resulted from branch openings, the renovation of existing branches and the First State Bank transaction. Overall, Northfield Bancorp's updated ratios for net interest income and operating expenses provided for a slightly lower expense coverage ratio (net interest income divided by operating expenses). Northfield Bancorp's expense coverage ratio decreased from 1.51x for the twelve months ended March 31, 2012 to 1.47x for the twelve months ended June 30, 2012.

Non-interest operating income was nominally lower during the most recent twelve month period and equaled 0.27% of average assets for both twelve month periods shown in Table 1. Overall, when factoring non-interest operating income into core earnings, the Company's updated efficiency ratio of 61.98% (operating expenses, net of amortization of intangibles, as a percent of net interest income and non-interest operating income) was slightly less more favorable compared to the 60.32% efficiency ratio recorded for the twelve months ended December 31, 2011. Amortization of intangibles equaled 0.01% of average assets for both twelve month periods covered in Table 1.

The Company's updated earnings showed a decrease in non-operating income, due to a decline in gains on the sale of investment securities partially offset by a reduction in other than temporary impairment ("OTTI") charges. The one-time bargain purchase gain was the same for both twelve months periods. Overall, non-operating income decreased from 0.26% of average assets for the twelve months ended March 31, 2012 to 0.23% of average assets for the twelve months ended June 30, 2012.

Improving credit quality trends supported a reduction in loan loss provisions established during the most recent twelve month period, decreasing as percent of average assets from 0.49% for the twelve months ended March 31, 2012 to 0.45% for the twelve months ended June 30, 2012. As of June 30, 2012, the Company maintained an allowance for loan losses of $27.0 million equal to 77.72% of non-performing loans.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Northfield Bancorp, the Peer Group and all publicly-traded thrifts. The Company's and the Peer Group's ratios are based on financial results through June 30, 2012, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. Consistent with the Original Appraisal, the Company's updated interest-earning asset composition reflected a higher concentration of cash and investments and a lower concentration of loans. Overall, the Company's and the Peer Group's updated interest-earning assets-to-assets ratios equaled 94.3% and 93.9%, respectively.

Northfield Bancorp's funding composition continued to show a lower concentration of deposits and a higher concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 83.4% and 84.5% for the Company and the Peer Group, respectively. Northfield Bancorp's updated tangible equity-to-assets ratio equaled 15.1%, which remained slightly above the comparable Peer Group ratio of 13.3%. Overall, Northfield Bancorp's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 113.1%, which remained slightly above the comparable Peer Group ratio of 111.1%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Northfield Bancorp's IEA/IBL ratio,

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Northfield Bancorp																				
June 30, 2012	1.4%	50.4%	3.2%	42.5%	62.6%	20.8%	0.0%	15.8%	0.7%	15.1%	6.78%	-1.21%	19.01%	6.53%	15.53%	-2.33%	-2.65%	13.40%	13.40%	22.50%
All Public Companies																				
Averages	6.6%	21.8%	1.6%	65.3%	74.1%	11.5%	0.4%	12.8%	0.7%	12.0%	4.00%	7.72%	3.59%	4.48%	-6.04%	1.90%	1.87%	12.13%	12.07%	20.48%
Medians	5.4%	18.9%	1.7%	67.9%	75.0%	10.0%	0.0%	12.1%	0.0%	11.2%	2.17%	5.56%	0.97%	2.66%	-7.39%	2.08%	2.22%	11.20%	11.20%	18.79%
State of NY																				
Averages	6.2%	24.6%	1.6%	63.2%	74.7%	11.8%	0.6%	11.4%	1.4%	10.0%	4.03%	17.36%	2.66%	7.05%	-13.83%	7.22%	8.04%	10.36%	10.36%	17.46%
Medians	3.0%	25.0%	1.8%	63.2%	76.4%	7.0%	0.0%	9.7%	0.5%	8.9%	2.63%	9.09%	2.56%	6.63%	-16.62%	3.64%	6.41%	8.60%	8.60%	16.67%
Comparable Group																				
Averages	2.0%	24.0%	2.1%	67.9%	69.1%	15.2%	0.2%	14.4%	1.1%	13.3%	7.82%	3.22%	9.22%	10.43%	3.89%	-0.55%	-2.27%	12.67%	13.19%	19.16%
Medians	1.8%	22.5%	1.9%	69.3%	72.1%	13.7%	0.0%	14.1%	0.2%	13.3%	2.73%	2.80%	5.36%	5.12%	-8.63%	0.15%	-0.60%	11.31%	13.71%	15.76%
Comparable Group																				
BRKL Brookline Bancorp, Inc. of MA (1)	2.7%	10.6%	0.7%	80.0%	70.9%	15.3%	0.3%	12.3%	3.4%	6.9%	59.50%	42.72%	56.45%	63.31%	85.63%	20.15%	-2.57%	9.16%	10.60%	11.82%
CBNJ Cape Bancorp, Inc. of NJ	3.6%	16.0%	2.8%	69.3%	75.4%	9.9%	0.0%	14.1%	2.2%	12.0%	-1.82%	-2.97%	-4.02%	0.94%	-22.40%	2.60%	3.17%	9.71%	9.71%	14.39%
ESSA ESSA Bancorp, Inc. of PA	2.0%	26.1%	2.1%	66.6%	61.9%	22.0%	0.0%	14.7%	0.2%	14.5%	0.95%	2.80%	-0.06%	5.12%	-8.99%	-0.56%	-0.60%	14.41%	14.41%	24.06%
FFIC Flushing Financial Corp. of NY	0.9%	22.5%	1.9%	72.3%	70.7%	16.1%	0.5%	9.7%	0.4%	9.3%	2.60%	12.66%	-0.02%	0.48%	6.43%	6.37%	6.77%	9.45%	13.71%	14.72%
FXCB Fox Chase Bancorp, Inc. of PA	1.5%	29.0%	1.4%	64.9%	72.1%	9.4%	0.0%	18.0%	0.0%	18.0%	-7.00%	-24.50%	2.85%	3.73%	-44.30%	-12.96%	-12.96%	14.82%	14.82%	23.33%
OCFC OceanFirst Financial Corp. of NJ	1.7%	25.7%	1.8%	68.0%	74.7%	13.7%	1.2%	9.6%	0.0%	9.6%	2.17%	21.62%	-4.16%	4.22%	-8.63%	2.56%	2.56%	9.45%	9.45%	15.76%
ORIT Oritani Financial Corp. of NJ	0.4%	21.3%	1.7%	73.6%	51.5%	27.6%	0.0%	18.9%	0.0%	18.9%	4.40%	-26.33%	19.13%	0.61%	46.44%	-20.87%	-20.87%	19.40%	19.40%	25.50%
PBNY Provident NY Bancorp, Inc. of NY	3.5%	26.7%	1.8%	58.1%	74.0%	10.0%	0.0%	14.1%	5.2%	8.9%	5.65%	0.54%	10.44%	11.15%	-21.82%	3.64%	6.41%	8.70%	8.70%	13.90%
RCKB Rockville Financial New, Inc. of CT	1.8%	12.7%	2.9%	80.2%	75.5%	6.5%	0.0%	16.7%	0.1%	16.7%	10.40%	6.18%	8.06%	14.00%	7.66%	-2.84%	-2.82%	17.40%	17.40%	22.80%
UBNK United Financial Bancorp of MA	2.6%	21.6%	2.5%	69.8%	76.2%	6.8%	0.5%	13.8%	0.5%	13.3%	2.73%	-3.93%	5.36%	6.00%	-15.80%	0.16%	0.21%	11.31%	11.31%	15.23%
WFD Westfield Financial Inc. of MA	1.6%	49.6%	3.4%	43.7%	56.7%	26.4%	0.0%	16.0%	0.0%	16.0%	6.28%	6.42%	7.38%	5.13%	16.38%	-4.33%	-4.28%	15.54%	15.54%	29.21%

(1) Financial information is for the quarter ending March 31, 2012.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2012

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Northfield Bancorp																			
June 30, 2012	0.69%	3.87%	1.01%	2.86%	0.45%	2.41%	0.00%	0.00%	0.27%	0.27%	1.94%	0.01%	0.23%	0.00%	4.12%	1.33%	2.79%	$8,927	28.11%
All Public Companies																			
Averages	0.30%	4.18%	1.10%	3.08%	0.48%	2.60%	0.03%	-0.09%	0.77%	0.71%	2.96%	0.03%	0.21%	0.00%	4.45%	1.28%	3.17%	$6,000	30.10%
Medians	0.43%	4.18%	1.05%	3.08%	0.30%	2.67%	0.00%	-0.02%	0.56%	0.53%	2.93%	0.00%	0.06%	0.00%	4.45%	1.26%	3.17%	$5,044	30.58%
State of NY																			
Averages	0.45%	4.21%	1.11%	3.09%	0.38%	2.72%	0.03%	-0.03%	0.74%	0.74%	2.70%	0.01%	0.03%	0.00%	4.48%	1.28%	3.20%	$7,052	30.33%
Medians	0.74%	4.27%	1.08%	3.13%	0.23%	2.87%	0.00%	-0.02%	0.48%	0.44%	2.51%	0.00%	0.01%	0.00%	4.46%	1.30%	3.26%	$6,090	31.00%
Comparable Group																			
Averages	0.66%	4.21%	1.05%	3.16%	0.41%	2.75%	0.02%	-0.06%	0.58%	0.54%	2.35%	0.02%	0.04%	0.00%	4.47%	1.25%	3.22%	$7,680	29.21%
Medians	0.70%	4.24%	0.99%	3.26%	0.32%	2.92%	0.00%	-0.02%	0.54%	0.58%	2.28%	0.01%	0.02%	0.00%	4.45%	1.16%	3.35%	$6,532	29.16%
Comparable Group																			
BRKL Brookline Bancorp, Inc. of MA (1)	0.80%	4.56%	0.92%	3.64%	0.17%	3.47%	0.02%	-0.02%	0.42%	0.41%	2.14%	0.07%	-0.15%	0.00%	4.81%	1.09%	3.72%	$14,261	37.09%
CBNJ Cape Bancorp, Inc. of NJ	0.16%	4.23%	0.97%	3.26%	1.42%	1.84%	0.00%	-0.34%	1.33%	0.98%	3.38%	0.01%	-0.18%	0.00%	4.72%	1.14%	3.59%	$5,489	NM
ESSA ESSA Bancorp, Inc. of PA	0.37%	3.99%	1.52%	2.47%	0.20%	2.27%	0.06%	0.00%	0.54%	0.60%	2.32%	0.03%	0.02%	0.00%	4.20%	1.80%	2.40%	$5,650	22.45%
FFIC Flushing Financial Corp. of NY	0.79%	5.06%	1.62%	3.44%	0.52%	2.92%	0.09%	-0.07%	0.30%	0.32%	1.91%	0.01%	-0.02%	0.00%	5.30%	1.81%	3.49%	$11,704	39.76%
FXCB Fox Chase Bancorp, Inc. of PA	0.39%	4.27%	1.20%	3.07%	0.63%	2.45%	0.00%	-0.05%	0.66%	0.60%	2.22%	0.00%	0.02%	0.00%	4.45%	1.48%	2.97%	$7,441	20.79%
OCFC OceanFirst Financial Corp. of NJ	0.95%	4.04%	0.70%	3.33%	0.32%	3.02%	0.02%	0.00%	0.56%	0.58%	2.28%	0.00%	0.16%	0.00%	4.22%	0.78%	3.44%	$6,084	35.53%
ORIT Oritani Financial Corp. of NJ	1.20%	4.63%	1.27%	3.37%	0.32%	3.05%	0.00%	-0.01%	0.23%	0.22%	1.35%	0.00%	-0.03%	0.00%	4.85%	1.63%	3.21%	NM	37.20%
PBNY Provident NY Bancorp, Inc. of NY	0.55%	3.62%	0.60%	3.02%	0.51%	2.51%	0.00%	-0.06%	0.86%	0.80%	2.69%	0.04%	0.29%	0.00%	4.02%	0.71%	3.30%	$6,201	20.83%
RCKB Rockville Financial New, Inc. of CT	0.82%	4.24%	0.70%	3.54%	0.19%	3.35%	0.01%	-0.05%	0.53%	0.48%	2.74%	0.00%	0.13%	0.00%	4.44%	0.87%	3.57%	$6,863	33.21%
UBNK United Financial Bancorp of MA	0.70%	4.24%	0.99%	3.25%	0.19%	3.06%	0.00%	0.00%	0.63%	0.63%	2.68%	0.01%	-0.01%	0.00%	4.51%	1.16%	3.35%	$5,782	25.10%
WFD Westfield Financial Inc. of MA	0.50%	3.43%	1.05%	2.38%	0.09%	2.28%	0.00%	-0.01%	0.30%	0.29%	2.09%	0.00%	0.16%	0.00%	3.62%	1.28%	2.34%	$7,326	20.16%

(1) Financial information is for the quarter ending March 31, 2012.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Northfield Bancorp and the Peer Group are based on annual growth rates for the twelve months ended June 30, 2012 or the most recent twelve month period available for the Peer Group companies. Northfield Bancorp recorded a 6.8% increase in assets, which was slightly less than the Peer Group's growth rate of 7.8%. Asset growth by the Company was largely sustained by a 19.0% increase in loans, which was in part funded by a 1.2% decline in cash and investments. Comparatively, the Peer Group's asset growth was also primarily sustained by a 9.2% increase in loans and supplemented with a 3.2% increase in cash and investments.

Asset growth for the Company was funded by a combination of deposits and borrowings, which increased by 6.5% and 15.5%, respectively. Deposit growth of 10.4% was the primary funding source for the Peer Group' asset growth, supplemented with a 3.9% increase in borrowings. Updated tangible net worth growth rates showed modest declines of 2.7% for the Company and 2.3% for the Peer Group, as retention of their respective earnings were more than offset by dividend payments and stock repurchases. As noted in the Original Appraisal, the Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially continue to slow the Company's capital growth rate in the longer term following the stock offering.

Table 3 displays comparative operating results for Northfield Bancorp and the Peer Group, based on earnings for the twelve months ended June 30, 2012, unless otherwise indicated for the Peer Group companies. Northfield Bancorp and the Peer Group reported updated net income to average assets ratios of 0.69% and 0.66%, respectively. Lower operating expenses and higher net gains continued to represent earnings advantages of the Company, which were largely offset by earnings advantages maintained by the Peer Group with respect to higher ratios for net interest income and non-interest operating income.

In terms of core earnings strength, updated expense coverage ratios posted by Northfield Bancorp and the Peer Group equaled 1.47x and 1.33x, respectively. The Company's higher expense coverage continued to be supported by a lower operating expenses ratio, which was partially offset by the Peer Group's higher net interest income ratio. The Peer Group's higher net interest income ratio was realized through maintenance of a higher interest income ratio, as the Company maintained a slightly lower interest expense ratio in comparison to the Peer Group's interest expense ratio.

Non-interest operating income remained a larger contributor to the Peer Group's earnings, as such income amounted to 0.27% and 0.54% of the Company's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Northfield Bancorp's core earnings strength relative to the Peer Group's, the Company's updated efficiency ratio of 61.98% remained slightly lower or more favorable than the Peer Group's efficiency ratio of 63.51%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more significant impact on the Company's earnings, as the Company and the Peer Group reported net non-operating gains equal to 0.23% and 0.04% of average assets, respectively. As set forth in the Original Appraisal, typically such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given less consideration in developing core earnings for valuation purposes. In this appraisal, for both Northfield Bancorp and the Peer Group, we have considered earnings and profitability before and after such net gains and losses. Extraordinary items remained a non-factor in the Company's and the Peer Group's updated earnings.

Loan loss provisions remained a similar factor in the Company's and the Peer Group's updated earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.45% and 0.41% of average assets, respectively.

The Company's effective tax rate of 28.11% was slightly lower than the Peer Group's effective tax rate of 29.21%. As set forth in the prospectus, the Company's effective marginal tax rate is equal to 40.0%.

The Company's updated credit quality measures as shown in Table 4 continued to imply slightly higher credit risk exposure, based on the Company's higher ratios for non-performing loans as a percent of loans (3.33% versus 2.50% for the Peer Group) and higher ratio of net loan charge-offs as a percent of loans (0.68% versus 0.42% for the Peer Group). Loss reserves as a percent of non-performing loans were similar for the Company and the Peer Group (77.72% versus 78.02% for the Peer Group), while the Company maintained a slightly lower ratio of non-performing assets as a percent of assets (1.50% versus 1.94% for the Peer Group). As noted in the Original Appraisal, the Company's rapid loan growth and resulting relatively high concentration of unseasoned multi-family loans that comprise the loan portfolio were also viewed as increasing the implied credit risk associated with the Company's loan portfolio.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market has been mixed. Concerns over Europe's intensifying debt crisis pulled stocks lower at the close of May 2012, which capped the largest monthly decline in the Dow Jones Industrial Average ("DJIA") in two years. Stocks plunged at the start of June, as investors reacted to the weaker than expected jobs data for May which included a slight increase in the national unemployment rate. After the DJIA moved into negative territory for 2012, stocks rebounded heading into mid-June on hopes that central banks in both the U.S. and Europe would intervene to battle slowing economic growth and worsening problems in the euro zone. Volatility prevailed in the broader stock market in mid-June, reflecting investor uncertainty over Spain's planned bank bailout and the Federal Reserve's willingness to take more measures to stimulate the economy. Weak economic reports from Europe, China and the U.S., along with ongoing concerns over the debt crisis in Europe, drove stocks lower heading into late-June. Some

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2012 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Northfield Bancorp	0.09%	1.50%	3.33%	2.59%	77.72%	73.22%	$7,109	0.68%
All Public Companies								
Averages	0.48%	3.44%	4.28%	1.53%	51.64%	40.61%	$1,264	0.61%
Medians	0.17%	2.53%	3.35%	1.33%	38.65%	32.75%	$555	0.32%
State of NY								
Averages	0.09%	3.16%	4.29%	1.57%	54.53%	40.84%	$1,294	0.41%
Medians	0.09%	2.01%	2.83%	1.35%	45.10%	38.83%	$627	0.21%
Comparable Group								
Averages	0.24%	1.94%	2.50%	1.26%	78.02%	61.73%	$1,680	0.42%
Medians	0.15%	2.01%	3.03%	1.12%	44.87%	41.37%	$1,364	0.47%
Comparable Group								
BRKL Brookline Bancorp, Inc. of MA (1)	0.06%	0.81%	0.69%	0.93%	136.07%	87.13%	$3,675	0.37%
CBNJ Cape Bancorp, Inc. of NJ	0.65%	3.68%	4.07%	1.71%	42.14%	32.86%	$860	0.47%
ESSA ESSA Bancorp, Inc. of PA	0.16%	2.21%	3.03%	0.95%	35.60%	32.84%	$1,598	0.85%
FFIC Flushing Financial Corp. of NY	0.11%	2.89%	3.81%	0.95%	25.04%	24.09%	$4,719	0.59%
FXCB Fox Chase Bancorp, Inc. of PA	0.81%	3.28%	3.75%	1.68%	44.87%	33.83%	$1,364	0.83%
OCFC OceanFirst Financial Corp. of NJ	0.15%	2.63%	3.61%	1.12%	31.11%	29.34%	$2,284	0.58%
ORIT Oritani Financial Corp. of NJ	0.10%	0.88%	0.98%	1.54%	158.41%	129.49%	$562	0.12%
PBNY Provident NY Bancorp, Inc. of NY	0.23%	2.01%	2.83%	1.49%	52.57%	43.64%	$2,512	0.55%
RCKB Rockville Financial New, Inc. of CT	0.11%	0.93%	0.96%	1.11%	113.55%	95.53%	$405	0.11%
UBNK United Financial Bancorp of MA	0.15%	0.55%	0.58%	1.01%	174.87%	128.89%	$324	0.11%
WFD Westfield Financial Inc. of MA	0.09%	1.46%	3.18%	1.38%	44.01%	41.37%	$181	0.00%

(1) Financial information is for the quarter ending March 31, 2012.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

positive readings for the housing sector and Euro finance ministers agreeing to the terms of a bailout for Spain's troubled banks helped to lift stocks at the close of the second quarter.

A weak employment for June sent stocks lower at the start of the third quarter of 2012. The downward trend in stocks continued going into mid-July, as more signs that the economy was stalling weighed on investors. Some strong second earnings reports coming out of the tech sector, better-than-expected second quarter earnings reported by J.P. Morgan and increased expectations of the Federal Reserve taking new steps to stimulate the economy supported a mid-July rebound in the stock market. Weak economic data points in the U.S. and Europe and more euro zone concerns after Moody's lowered its outlook for Germany contributed to three consecutive triple digit declines in the DJIA heading into late-July. The sell-off was followed by a two-day rally, as relatively modest second quarter GDP growth of 1.5% met expectations and increased hopes of further stimulus by the Federal Reserve. After trading lower at the close of July and at the beginning of August, stocks rallied on the stronger-than-expected jobs report for July which showed employers hired the most workers in five months. The DJIA hit a three month high going into mid-August, as worries about Europe's sovereign debt crisis ebbed and a Federal Reserve official called for additional stimulus by the Federal Reserve to boost economic growth. Low inflation reflected in the July core consumer price index and an early-August survey showing an increase in consumer confidence contributed to a mild stock market rally in mid-August. On August 17, 2012, the DJIA closed at 13275.20 or 3.55% higher since the date of the Original Appraisal and the NASDAQ closed at 3076.59 or 4.87% higher since the date of the Original Appraisal.

Volatility also remained evident in the trading prices of thrift stocks since the date of the Original Appraisal. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May 2012, while weakness in the broader stock market filtered into the trading prices of thrift stocks as well heading into late-May. The disappointing job numbers for May accelerated the downturn in thrift stocks at the start of June, which was followed by an uneven performance that was consistent with the volatility of the broader stock market. A Moody's downgrade of five large U.S. banks, along with weakness in the broader stock market, weighed on thrift stocks heading into late-June. Thrift stocks posted gains along with the broader stock market at the close of the second quarter, as the sector benefitted from some upbeat reports for the housing sector and the restructuring of a bailout for Spain's troubled banks.

Thrift stocks traded lower in early-July 2012, as weaker-than-expected job growth reflected in the June employment report raised concerns about a slowing U.S. economy. Mixed earnings reports coming out of the thrift sector provided for a narrow trading range for thrift stocks through the first half of July, with a large portion of the sector experiencing a decline in revenues from interest rate spread compression. Thrift stocks faltered along with the broader stock market heading into late-July, as rising concerns in Europe hurt investor confidence. Assurances from the European Central Bank president of effective intervention and heightened expectations of further stimulus by the Federal Reserve helped to boost thrift stocks along with the broader stock market in late-July. After stumbling at the start of August following more weak economic data, thrift stocks rebounded on the better-than-expected job growth reported in the August employment report. Signs of an improving housing market, including a 6% rise in second quarter home prices, provided a boost to thrift stocks heading into mid-August. Thrift stocks edged higher in mid-August, as the July consumer price index indicated that inflation remained in check. On August 17, 2012, the SNL Index for all publicly-traded thrifts closed at 529.1, an increase of 2.88% since May 11, 2012.

Consistent with the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally slightly higher compared to the Original Appraisal. The decreases in the Peer Group's updated P/E multiples were mostly related to the P/E multiples of Fox Chase Bancorp, which were above the Peer Group's average P/E multiples for reported and core earnings in the Original Appraisal and were not meaningful ("NM") in this updated appraisal as of August 17, 2012. Comparatively, the updated pricing measures for all publicly-traded thrifts generally showed more significant increases relative to the increase in the SNL Index and the updated pricing measures for the Peer Group. Since the date of the Original Appraisal, the stock prices of eight out of the eleven Peer Group companies were higher as of August 17, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on closing stock market prices as of May 11, 2012 and August 17, 2012.

Average Pricing Characteristics

	At May 11, 2012	At Aug. 17, 2012	% Change
Peer Group(1)			
Price/Earnings (x)	22.68x	21.48x	(5.29)%
Price/Core Earnings (x)	24.62	21.55	(12.47)
Price/Book (%)	98.21%	99.71%	1.53
Price/Tangible Book(%)	105.39	109.41	3.81
Price/Assets (%)	14.79	14.34	(3.04)
Avg. Mkt. Capitalization ($Mil)	$313.20	$321.15	2.54
All Publicly-Traded Thrifts(1)			
Price/Earnings (x)	19.26x	19.59x	1.71%
Price/Core Earnings (x)	20.15	20.40	1.24
Price/Book (%)	81.53%	87.04%	6.76
Price/Tangible Book(%)	88.00	93.33	6.06
Price/Assets (%)	10.16	10.71	5.41
Avg. Mkt. Capitalization ($Mil)	$299.27	$322.15	7.65

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Since the date of the Original Appraisal, two standard conversion offerings and one second-step conversion offering have been completed. The second-step conversion offering of Georgetown Bancorp, Inc. of Massachusetts ("Georgetown Bancorp") was completed in July 2012. As shown in Table 5, Georgetown Bancorp's second-step conversion offering was completed between the midpoint and maximum of its offering range at a closing pro forma price/tangible book ratio of 66.7%. Georgetown Bancorp's stock price closed up 16.6% after the first week of trading. As of August 17, 2012, Georgetown Bancorp's stock price closed up 11.0% from its offering price.

Shown in Table 6 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current average P/TB ratio for the recent fully-converted offerings equaled 70.27%, based on closing stock prices as of August 17, 2012.

As set forth in the Original Appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in Northfield Bancorp's stock. Since the date of the Original Appraisal, the trading price of the Company's stock ranged from a low closing price of $13.04 on June 13, 2012 to a high closing price of $15.28 on July 27, 2012. As of August 17, 2012, the Company's closing stock price was $15.24 per share, indicating an implied market valuation of $612.7 million. Comparatively, the Company's closing stock price as of the Original Appraisal date was $14.07.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Northfield Bancorp's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight/Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed In Last Three Months

Institutional Information, Pre-Conversion Data, Offering Information, Contribution to Char. Found., Insider Purchases

Institution	Conversion Date	Ticker	Pre-Conversion Data – Financial Info. – Assets ($Mil)	Pre-Conversion Data – Financial Info. – Equity/ Assets (%)	Pre-Conversion Data – Asset Quality – NPAs/ Assets (%)	Pre-Conversion Data – Asset Quality – Res. Cov. (%)	Offering Information – Excluding Foundation – Gross Proc. ($Mil.)	Offering Information – Excluding Foundation – % Offer (%)	Offering Information – Excluding Foundation – % of Mid. (%)	Offering Information – Excluding Foundation – Exp./ Proc. (%)	Contribution to Char. Found. – Form	Contribution to Char. Found. – % of Public Off. Excl. Fdn. (%)	Insider Purchases – % Off Incl. Fdn.+Merger Shares – Benefit Plans – ESOP (%)	Insider Purchases – Benefit Plans – Recog Plans (%)	Insider Purchases – Benefit Plans – Stk Option (%)	Insider Purchases – Mgmt.& Dirs. (%)(2)	Initial Div. Yield (%)
Standard Conversions																	
HomeTrust Bancshares, Inc. - NC	7/11/12	HTBI-NASDAQ	$ 1,564	10.93%	5.72%	47%	$ 211.6	100%	132%	3.3%	N.A.	N.A.	5.0%	4.0%	10.0%	2.4%	0.00%
FS Bancorp, Inc. - WA*(1)	7/10/12	FSBW-NASDAQ	$ 301	8.99%	2.59%	216%	$ 32.4	100%	132%	6.9%	N.A.	N.A.	8.0%	4.0%	10.0%	2.7%	0.00%
Averages - Standard Conversions:			$ 933	9.96%	4.16%	131%	$ 122.0	100%	132%	5.1%	N.A.	N.A.	6.5%	4.0%	10.0%	2.5%	0.00%
Medians - Standard Conversions:			$ 933	9.96%	4.16%	131%	$ 122.0	100%	132%	5.1%	N.A.	N.A.	6.5%	4.0%	10.0%	2.5%	0.00%
Second Step Conversions																	
Georgetown Bancorp, Inc., - MA*	7/12/12	GTWN-NASDAQ	$ 206	9.96%	1.15%	72%	$ 11.0	57%	110%	9.8%	N.A.	N.A.	8.0%	4.0%	10.0%	2.3%	0.00%
Averages - Second Step Conversions:			$ 206	9.96%	1.15%	72%	$ 11.0	57%	110%	9.8%	N.A.	N.A.	8.0%	4.0%	10.0%	2.3%	0.00%
Medians - Second Step Conversions:			$ 206	9.96%	1.15%	72%	$ 11.0	57%	110%	9.8%	N.A.	N.A.	8.0%	4.0%	10.0%	2.3%	0.00%
Averages - All Conversions:			$ 690	9.96%	2.83%	112%	$ 85.0	86%	125%	6.7%	N.A.	N.A.	7.0%	4.0%	10.0%	2.4%	0.00%
Medians - All Conversions:			$ 301	9.96%	2.22%	72%	$ 32.4	100%	132%	6.9%	N.A.	N.A.	8.0%	4.0%	10.0%	2.4%	0.00%

Pro Forma Data, IPO Price, Post-IPO Pricing Trends

Institution	Pro Forma Data – Pricing Ratios(2)(5) – P/TB (%)	Pricing Ratios – Core P/E (x)	Pricing Ratios – P/A (%)	Financial Charac. – Core ROA (%)	Financial Charac. – TE/A (%)	Financial Charac. – Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends – Closing Price: – First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 8/17/12 ($)	% Chge (%)
Standard Conversions															
HomeTrust Bancshares, Inc. - NC	59.4%	NM	12.1%	-0.8%	20.4%	-3.7%	$10.00	$11.70	17.0%	$12.01	20.1%	$12.45	24.5%	$12.46	24.6%
FS Bancorp, Inc. - WA*(1)	60.8%	30.3x	9.9%	0.3%	16.3%	2.0%	$10.00	$10.01	0.1%	$10.04	0.4%	$10.30	3.0%	$10.34	3.4%
Averages - Standard Conversions:	60.1%	30.3x	11.0%	-0.2%	18.3%	-0.9%	$10.00	$10.86	8.6%	$11.03	10.3%	$11.38	13.8%	$11.40	14.0%
Medians - Standard Conversions:	60.1%	30.3x	11.0%	-0.2%	18.3%	-0.9%	$10.00	$10.86	8.6%	$11.03	10.3%	$11.38	13.8%	$11.40	14.0%
Second Step Conversions															
Georgetown Bancorp, Inc., - MA*	66.7%	26.79	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$11.12	11.2%	$11.10	11.0%
Averages - Second Step Conversions:	66.7%	26.8x	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$11.12	11.2%	$11.10	11.0%
Medians - Second Step Conversions:	66.7%	26.8x	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$11.12	11.2%	$11.10	11.0%
Averages - All Conversions:	62.3%	28.5x	10.4%	0.0%	16.8%	0.3%	$10.00	$10.89	8.9%	$11.24	12.4%	$11.29	12.9%	$11.30	13.0%
Medians - All Conversions:	60.8%	28.5x	9.9%	0.3%	16.3%	2.0%	$10.00	$10.97	9.7%	$11.66	16.6%	$11.12	11.2%	$11.10	11.0%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

August 17, 2012

Table 6
Market Pricing Comparatives
Prices As of August 17, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
																	Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
All Public Companies	$12.30	$288.68	$0.22	$13.59	20.42x	91.19%	11.42%	97.84%	21.04x	$0.20	1.63%	24.36%	$2,742	12.52%	11.87%	3.44%	0.29%	1.66%	0.14%	0.14%
Converted Last 3 Months (no MHC)	$11.30	$106.23	$0.02	$16.10	32.83x	70.27%	11.79%	70.27%	30.67x	$0.00	0.00%	0.00%	$764	16.75%	16.75%	3.57%	-0.10%	-0.09%	-0.03%	0.31%
State of NY	$10.67	$651.80	$0.27	$10.28	18.04x	111.04%	10.95%	127.14%	19.54x	$0.32	2.74%	40.47%	$5,929	11.35%	10.10%	3.16%	0.45%	2.93%	0.42%	2.69%
Converted Last 3 Months (no MHC)																				
FSBW FS Bancorp, Inc. of WA	$10.34	$33.50	$0.33	$16.45	35.66x	62.86%	10.24%	62.86%	31.33x	$0.00	0.00%	0.00%	$327	16.30%	16.30%	2.64%	0.29%	1.76%	0.33%	2.01%
GTWND Georgetown Bancorp, Inc. of MA	$11.10	$21.53	$0.37	$15.00	30.00x	74.00%	10.05%	74.00%	30.00x	$0.00	0.00%	0.00%	$214	13.58%	13.58%	1.15%	0.33%	2.47%	0.33%	2.67%
HTBI HomeTrust Bancshrs, Inc. of NC	$12.46	$263.65	($0.63)	$16.85	NM	73.95%	15.07%	73.95%	NM	$0.00	0.00%	0.00%	$1,750	20.37%	20.37%	6.91%	-0.92%	-4.51%	-0.76%	-3.74%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

In terms of balance sheet strength, on a pro forma basis the Company's updated financial condition remained fairly comparable to the Peer Group's updated financial condition, based on a downward adjustment for the Company's credit quality and slight upward adjustments for the Company's balance sheet liquidity, funding composition and capital strength. A slight/moderate downward adjustment remained appropriate for earnings, based on downward adjustments for the Company's current lower returns on a core earnings basis, lower pro forma return on equity and higher implied credit risk associated with Company's earnings partially offset by an upward adjustment for the Company's slightly more favorable earnings growth potential. A slight upward adjustment remained appropriate for the Company's asset growth, based on the Company's greater pro forma leverage capacity.

The general market for thrift stocks was up slightly since the date of the Original Appraisal, as indicated by the increases exhibited in the SNL Index for all publicly-traded thrifts and the updated pricing measures for all publicly-traded thrifts. Similarly, the updated pricing measures for the Peer Group were generally slightly higher since the date of the Original Appraisal. One second-step conversion offering was completed during the past three months, which was a much small offering compared to the Company's offering. Georgetown Bancorp's second-step offering raised gross proceeds of $11.0 million and was closed between the midpoint and maximum of the offering range. As of August 17, 2012, Georgetown Bancorp's closing stock price was up 11.0% from its IPO price. No conversion offerings as large as the Company's offering have been completed since December 2010. Northfield Bancorp's stock price was up 8.32% since the date of the Original Appraisal. Overall, there have been no significant changes in market conditions for the Company's stock offering since the date of the Original Appraisal and, therefore, a moderate downward adjustment remains appropriate for marketing of the issue.

Overall, taking into account the foregoing factors, RP Financial concluded that as of August 17, 2012, the aggregate pro forma market value of Northfield Bancorp's conversion stock equaled $556.8 million at the midpoint. Based on the sale of a 61.07% ownership interest to the public, the midpoint of the public offering remained at $340.0 million as set forth in the Original Appraisal. The MHC's 61.07% ownership interest was based on the Company's and Flatbush Bancorp's shares outstanding (adjusted for the exchange ratio) as of June 30, 2012, which is consistent with the date of the pro forma data in the Company's prospectus. Comparatively, the pro forma market value in the Original Appraisal was based on the Company's and Flatbush Bancorp's shares outstanding (adjusted for the exchange ratio) as of March 31, 2012. The MHC's ownership interest as of March 31, 2012 equaled 60.79%. Since the midpoint of the public offering remained at $340.0 million, the slight increase in the MHC's ownership interest from March 31, 2012 to June 30, 2012 that resulted from a reduction in publicly held shares outstanding translated into a slightly lower aggregate pro forma market value compared to the Original Appraisal. The reduction in the Company's aggregate market value at the midpoint was $2.6 million or 0.46% and, therefore, viewed to be immaterial to the valuation conclusion.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Northfield Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of June 30, 2012.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Northfield Bancorp's stock, which had a closing price of $15.24 as of August 17, 2012, an increase of 8.32% from its closing price as of May 11, 2012. The $15.24 closing trading price implied a pro forma market capitalization for Northfield Bancorp of approximately $612.7 million, which was between the midpoint and maximum of the valuation range.

The Company has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company's reported earnings equaled $16.402million for the twelve months ended June 30, 2012. In deriving Northfield Bancorp's core earnings, the adjustments made to reported earnings were to eliminate the bargain purchase gain and gains on securities transactions. Due to the immaterial pro forma impact of Flatbush Bancorp's recurring earnings, which excludes the onetime gain realized from the sale of the main office property, and consistent with the pro forma assumptions disclosed in the Company's prospectus, no earnings adjustments were made for the pending acquisition of Flatbush Bancorp. As shown below, assuming an effective marginal tax rate of 40.0% is applied to the earnings adjustment for the gains on securities transactions, the Company's core earnings were estimated to equal $11.631 million for the twelve months ended June 30, 2012. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$16,402
Deduct: Bargain purchase gain, net of tax	(3,560)
Deduct: Gain on securities transactions, net(1)	(1,211)
Core earnings estimate	$11,631

(1) Tax effected at 40.0%.

Based on Northfield Bancorp's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's reported and core P/E multiples at the $556.8 million midpoint value equaled 38.46 times and 55.56 times, respectively. The Company's updated reported and core P/E multiples provided for premiums of 79.05% and 157.82% relative to the Peer Group's average reported and core P/E multiples of 21.48 times and 21.55 times, respectively (versus premiums of 58.38% and 118.48% relative to the Peer Group's average reported and core P/E multiples as indicated in the Original Appraisal). The Company's updated reported and core P/E multiples indicated premiums of 82.36% and 177.52% relative to the Peer Group's median reported and core P/E multiples, which equaled 21.09 times and 20.02 times, respectively (versus premiums of 59.86% and 135.30% relative to the Peer Group's median reported and core P/E multiples as indicated in the Original Appraisal). The Company's pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 31.25 times and 43.48 times, respectively, and based on core earnings at the minimum and the maximum equaled 47.62 times and 66.67 times, respectively. The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Consistent with the Original Appraisal, the Company's pro forma book value was adjusted for the impact of the pending acquisition of Flatbush Bancorp as disclosed in the Company's prospectus. The pro forma impact of the Flatbush Bancorp acquisition increased reported book value by $20.5 million and tangible book value by $19.7 million. Based on the $556.8 million midpoint value, the Company's P/B and P/TB ratios equaled 78.93% and 80.97%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 99.71% and 109.41%, respectively, Northfield Bancorp's updated ratios reflected a discount of 20.84% on a P/B basis and a discount of 25.99% on a P/TB basis (versus discounts of 18.87% and 22.41% from the Peer Group's average P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 101.52% and 106.41%, respectively, Northfield Bancorp's updated ratios reflected discounts of 22.25% and 23.91% at the $556.8 million midpoint value (versus discounts of 19.77% and 21.80% from the Peer Group's median P/B and P/TB ratios as indicated in the Original Appraisal). At the maximum of the range, the Company's P/B and P/TB ratios equaled 85.32% and 87.41%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the maximum of the range reflected discounts of 14.43% and 20.11%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's

Table 7
Public Market Pricing
Northfield Bancorp and the Comparables
As of August 17, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)									
			Core	Book													Reported		Core		Exchange	2nd Step Offering
	Price/ Share(1) ($)	Market Value ($Mil)	12 Month EPS(2) ($)	Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Ratio	Amount ($Mil)
Northfield Bancorp																						
Maximum	$10.00	$640.28	$0.15	$11.72	43.48x	85.32%	21.70%	87.41%	66.67x	$0.24	2.40%	160.00%	$2,951	25.42%	24.82%	1.25%	0.49%	1.92%	0.33%	1.29%	1.5426	$ 391.000
Midpoint	$10.00	$556.77	$0.18	$12.67	38.46x	78.93%	19.16%	80.97%	55.56x	$0.24	2.40%	133.33%	$2,906	24.28%	23.66%	1.27%	0.50%	2.08%	0.34%	1.40%	1.3414	$ 340.000
Minimum	$10.00	$473.25	$0.21	$13.96	31.25x	71.63%	16.54%	73.64%	47.62x	$0.24	2.40%	114.29%	$2,862	23.09%	22.47%	1.29%	0.52%	2.26%	0.36%	1.54%	1.1402	$ 289.000
All Non-MHC Public Companies (7)																						
Averages	$12.89	$322.15	$0.21	$14.66	19.59x	87.04%	10.71%	93.33%	20.40x	$0.21	1.61%	25.92%	$2,894	12.32%	11.70%	3.44%	0.24%	1.17%	0.10%	-0.42%		
Medians	$12.75	$80.58	$0.33	$14.47	18.15x	84.38%	10.60%	90.75%	18.92x	$0.16	1.07%	0.00%	$923	12.04%	11.13%	2.62%	0.39%	3.63%	0.30%	2.17%		
All Non-MHC State of NY(7)																						
Averages	$9.93	$970.57	$0.06	$10.33	14.71x	109.01%	9.28%	130.94%	16.37x	$0.36	3.16%	49.50%	$8,727	10.20%	8.43%	3.33%	0.32%	1.18%	0.28%	1.01%		
Medians	$9.90	$461.76	$0.43	$11.75	13.56x	103.99%	10.41%	117.19%	13.99x	$0.26	3.49%	43.08%	$3,880	9.70%	8.38%	2.01%	0.78%	7.29%	0.80%	6.52%		
Comparable Group Averages																						
Averages	$11.85	$321.15	$0.54	$11.89	21.48x	99.71%	14.35%	109.41%	21.55x	$0.32	2.68%	46.67%	$2,321	14.37%	13.40%	1.94%	0.65%	4.67%	0.63%	4.50%		
Medians	$11.96	$265.81	$0.45	$11.73	21.09x	101.52%	12.44%	106.41%	20.02x	$0.34	3.01%	51.67%	$1,928	14.15%	13.35%	2.01%	0.70%	4.50%	0.71%	4.07%		
Comparable Group																						
BRKL Brookline Bancorp, Inc. of MA	$8.66	$606.56	$0.45	$8.53	21.65x	101.52%	12.44%	140.13%	19.24x	$0.34	3.93%	NM	$4,877	12.32%	9.26%	0.81%	0.80%	5.35%	0.90%	6.02%		
CBNJ Cape Bancorp, Inc. of NJ	$9.29	$123.68	$0.22	$11.14	NM	83.39%	11.80%	98.62%	NM	$0.00	0.00%	0.00%	$1,048	14.15%	12.23%	3.68%	0.16%	1.18%	0.28%	2.00%		
ESSA ESSA Bancorp, Inc. of PA	$10.54	$127.30	$0.33	$13.55	31.00x	77.79%	11.44%	78.72%	31.94x	$0.20	1.90%	58.82%	$1,113	14.70%	14.56%	2.21%	0.37%	2.52%	0.36%	2.45%		
FFIC Flushing Financial Corp. of NY	$14.92	$461.76	$1.12	$13.93	13.56x	107.11%	10.41%	111.51%	13.32x	$0.52	3.49%	47.27%	$4,436	9.72%	9.37%	2.89%	0.78%	8.12%	0.80%	8.27%		
FXCB Fox Chase bancorp, Inc. of PA	$15.00	$188.93	$0.30	$14.50	NM	103.45%	18.67%	103.45%	NM	$0.16	1.07%	50.00%	$1,012	18.05%	18.05%	3.28%	0.39%	2.09%	0.37%	1.96%		
OCFC OceanFirst Financial Corp. of NJ	$14.60	$265.81	$1.05	$12.02	12.37x	121.46%	11.62%	121.46%	13.90x	$0.48	3.29%	40.68%	$2,288	9.57%	9.57%	2.63%	0.94%	9.90%	0.84%	8.81%		
ORIT Oritani Financial Corp. of NJ	$14.76	$667.14	$0.71	$11.30	21.09x	130.62%	24.70%	130.62%	20.79x	$0.60	4.07%	NM	$2,701	18.91%	18.91%	0.88%	1.20%	5.86%	1.22%	5.94%		
PBNY Provident NY Bancorp, Inc. of NY	$8.66	$328.21	$0.30	$11.73	19.24x	73.83%	10.42%	117.19%	28.87x	$0.24	2.77%	53.33%	$3,150	14.11%	9.38%	2.01%	0.55%	3.91%	0.37%	2.60%		
RCKB Rockville Financial New, Inc. of CT	$11.96	$342.09	$0.47	$11.28	23.00x	106.03%	17.74%	106.41%	25.45x	$0.36	3.01%	69.23%	$1,928	16.73%	16.68%	0.93%	0.82%	4.50%	0.74%	4.07%		
UBNK United Financial Bancorp of MA	$14.19	$220.24	$0.75	$14.70	19.18x	96.53%	13.32%	100.28%	18.92x	$0.40	2.82%	54.05%	$1,654	13.80%	13.35%	0.55%	0.70%	5.05%	0.71%	5.12%		
WFD Westfield Financial Inc. of MA	$7.74	$200.95	$0.19	$8.14	32.25x	95.09%	15.24%	95.09%	NM	$0.24	3.10%	NM	$1,319	16.03%	16.03%	1.46%	0.49%	2.84%	0.39%	2.25%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

P/B and P/TB ratios at the maximum of the range reflected discounts of 15.96% and 17.86%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, one second-step conversion has been completed during the past three months and closed at a pro forma price/tangible book ratio of 66.70% (see Table 5). In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a premium of 21.39% and at the maximum of the range reflects an implied premium of 31.05%. In comparison to Georgetown Bancorp's current P/TB ratio of 74.00%, the Company's P/TB ratio at the midpoint value reflects an implied premium of 9.42% and at the maximum of the range reflects an implied premium of 18.12%.

3. <u>P/A Approach</u>. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $556.8 million midpoint value Northfield Bancorp's pro forma P/A ratio equaled 19.16%. In comparison to the Peer Group's average P/A ratio of 14.35%, Northfield Bancorp's P/A ratio indicated a premium of 33.52% (versus a premium of 32.66% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group's median P/A ratio of 12.44%, Northfield Bancorp's P/A ratio at the $556.8 million midpoint value indicated a premium of 54.02% (versus a premium of 29.51% at the midpoint valuation in the Original Appraisal).

<u>Valuation Conclusion</u>

Based on the foregoing, it is our opinion that, as of August 17, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $556,769,500 at the midpoint, equal to 55,676,950 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are shown in the table below.

The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares				
Maximum	64,028,493	39,100,000	24,928,493	1.5426
Midpoint	55,676,950	34,000,000	21,676,950	1.3414
Minimum	47,325,408	28,900,000	18,425,408	1.1402
Distribution of Shares				
Maximum	100.00%	61.07%	38.93%	
Midpoint	100.00%	61.07%	38.93%	
Minimum	100.00%	61.07%	38.93%	
Aggregate Market Value at $10 per share				
Maximum	$ 640,284,930	$ 391,000,000	$ 249,284,930	
Midpoint	$ 556,769,500	$ 340,000,000	$ 216,769,500	
Minimum	$ 473,254,080	$ 289,000,000	$ 184,254,080	

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Northfield Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription, community and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.3414 shares for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.1402 at the minimum and 1.5426 at the maximum. RP Financial expresses no opinion on the proposedexchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of August 17, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of August 17, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(112)	12.89	33,765	322.1	13.90	9.47	12.71	1.46	18.17	18.64	0.40	0.21	14.66	13.68	132.63
NYSE Traded Companies(6)	10.35	254,350	1,936.8	10.81	7.54	10.19	1.61	17.92	29.78	0.54	0.19	10.71	7.97	110.11
NASDAQ Listed OTC Companies(106)	13.01	22,952	243.0	14.05	9.57	12.83	1.46	18.19	18.09	0.40	0.21	14.85	13.96	133.73
California Companies(5)	12.90	8,951	137.4	13.60	8.47	12.48	2.63	20.78	17.02	-0.39	-1.01	12.51	12.42	150.85
Florida Companies(2)	12.08	116,480	1,407.1	12.59	9.40	11.60	4.14	20.80	20.80	0.38	-0.59	10.14	10.00	129.13
Mid-Atlantic Companies(32)	13.13	52,109	546.5	14.33	9.64	12.95	0.80	15.95	12.44	0.53	0.50	14.25	12.53	132.93
Mid-West Companies(27)	10.42	35,134	152.8	11.42	7.58	10.32	2.83	24.08	27.63	0.29	-0.12	13.74	13.01	141.11
New England Companies(20)	15.25	31,134	380.5	16.15	11.93	15.10	0.76	14.35	12.03	0.74	0.72	15.74	14.40	129.79
North-West Companies(7)	12.86	24,023	323.8	13.94	8.15	12.71	-0.43	8.07	18.33	0.58	0.52	15.11	14.48	134.66
South-East Companies(15)	12.64	7,711	95.8	13.65	9.49	12.45	0.93	19.11	22.92	-0.05	-0.22	15.92	15.83	112.21
South-West Companies(2)	18.20	6,489	136.3	18.66	11.46	17.09	6.90	40.63	40.03	0.50	0.02	18.65	18.65	139.96
Western Companies (Excl CA)(2)	16.84	7,346	147.2	17.60	14.05	16.77	0.38	8.17	10.81	0.90	0.69	16.95	16.94	114.89
Thrift Strategy(106)	12.47	31,486	288.2	13.47	9.23	12.32	1.38	18.00	18.85	0.32	0.15	14.43	13.50	128.76
Mortgage Banker Strategy(2)	13.03	10,856	141.5	13.10	7.92	12.67	2.84	56.42	39.81	0.79	-0.97	13.20	13.20	118.55
Real Estate Strategy(1)	1.97	25,745	50.7	2.39	1.25	1.92	2.60	34.93	34.01	-0.18	-0.52	2.71	2.71	31.33
Diversified Strategy(2)	27.49	178,789	2,307.5	29.35	20.20	26.61	2.79	16.76	6.85	1.75	1.37	27.13	22.06	288.82
Companies Issuing Dividends(70)	14.05	41,124	463.2	15.02	10.46	13.82	1.55	17.95	17.32	0.69	0.49	14.98	13.54	136.14
Companies Without Dividends(42)	10.94	21,440	85.9	12.03	7.82	10.85	1.32	18.55	20.84	-0.09	-0.26	14.11	13.91	126.74
Equity/Assets <6%(8)	5.33	82,127	94.8	8.25	2.88	5.45	4.00	-10.22	7.16	-2.50	-3.18	8.23	8.14	227.32
Equity/Assets 6-12%(47)	13.55	28,604	248.3	14.49	9.49	13.31	1.28	22.54	21.81	0.80	0.59	14.52	13.54	159.69
Equity/Assets >12%(57)	13.32	31,719	405.7	14.15	10.27	13.14	1.29	18.37	17.65	0.46	0.34	15.55	14.46	100.59
Converted Last 3 Mths (no MHC)(3)	11.30	8,780	106.2	11.63	9.39	11.29	0.10	11.54	12.74	-0.03	0.02	16.10	16.10	98.04
Actively Traded Companies(3)	38.31	54,505	925.8	40.06	28.95	37.63	0.91	9.01	20.90	3.62	3.62	29.57	28.37	336.03
Market Value Below $20 Million(10)	3.76	3,475	11.5	6.45	2.53	3.83	3.10	-16.29	-6.47	-2.06	-2.38	8.31	8.26	163.55
Holding Company Structure(99)	12.18	36,262	336.9	13.22	8.94	12.02	1.55	17.88	18.82	0.29	0.09	14.20	13.09	128.73
Assets Over $1 Billion(52)	14.74	67,233	642.6	15.53	10.56	14.44	1.75	23.86	21.55	0.87	0.67	14.67	13.01	136.80
Assets $500 Million-$1 Billion(30)	10.28	8,243	69.0	11.56	7.51	10.25	-0.48	13.82	16.71	-0.06	-0.19	13.04	12.47	121.72
Assets $250-$500 Million(25)	13.22	3,088	38.6	14.35	10.33	13.13	0.80	16.22	17.67	0.26	0.03	17.18	16.89	135.34
Assets less than $250 Million(5)	7.61	2,085	17.3	8.83	5.50	7.41	12.86	-3.37	5.71	-0.90	-1.09	10.92	10.89	139.26
Goodwill Companies(62)	12.08	51,116	460.1	13.04	8.87	11.89	2.11	17.27	18.14	0.50	0.28	14.21	12.47	136.36
Non-Goodwill Companies(49)	13.96	11,407	143.4	15.05	10.22	13.78	0.65	19.21	19.16	0.30	0.14	15.19	15.19	128.85
Acquirors of FSLIC Cases(1)	16.12	106,884	1,723.0	18.42	12.15	16.23	-0.68	7.83	15.23	1.20	1.20	17.85	15.45	126.90

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 17, 2012

Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	9.57	35,719	133.0	10.67	7.46	9.45	1.39	11.10	19.69	0.37	0.29	8.61	8.08	73.63
NASDAQ Listed OTC Companies(23)	9.57	35,719	133.0	10.67	7.46	9.45	1.39	11.10	19.69	0.37	0.29	8.61	8.08	73.63
Mid-Atlantic Companies(14)	9.90	29,108	138.5	11.31	7.87	9.82	0.85	8.06	15.96	0.40	0.36	8.67	8.26	80.48
Mid-West Companies(5)	7.56	72,094	163.6	8.30	5.63	7.55	0.36	17.06	35.93	0.32	0.00	7.71	6.85	57.16
New England Companies(2)	10.10	14,431	79.7	10.50	7.36	9.91	2.90	11.07	14.57	0.34	0.33	8.79	7.93	81.61
South-East Companies(2)	11.78	12,343	71.7	12.25	9.25	11.13	6.27	17.47	10.31	0.39	0.41	10.21	10.05	58.89
Thrift Strategy(23)	9.57	35,719	133.0	10.67	7.46	9.45	1.39	11.10	19.69	0.37	0.29	8.61	8.08	73.63
Companies Issuing Dividends(14)	9.36	10,322	37.9	10.74	7.55	9.23	1.59	5.81	11.58	0.44	0.41	9.19	8.67	78.75
Companies Without Dividends(9)	9.90	75,226	280.9	10.56	7.32	9.80	1.09	19.32	32.29	0.27	0.09	7.69	7.16	65.67
Equity/Assets <6%(1)	10.15	2,619	9.2	10.25	8.01	10.15	0.00	9.73	13.92	0.93	0.50	9.47	8.00	178.74
Equity/Assets 6-12%(11)	9.18	21,941	109.6	10.63	6.82	9.11	1.16	15.80	35.63	0.36	0.22	8.26	8.02	81.89
Equity/Assets >12%(11)	9.91	52,506	167.7	10.74	8.05	9.72	1.75	6.52	4.27	0.34	0.33	8.87	8.14	55.82
Holding Company Structure(21)	9.75	37,399	140.4	10.86	7.52	9.61	1.53	11.77	20.89	0.38	0.28	8.81	8.23	76.34
Assets Over $1 Billion(10)	10.85	73,598	278.6	11.56	8.30	10.63	2.33	18.52	22.19	0.29	0.14	7.75	7.23	61.17
Assets $500 Million-$1 Billion(5)	8.83	7,315	24.3	11.50	6.95	8.88	-0.21	2.84	29.27	0.39	0.34	9.19	9.08	88.38
Assets $250-$500 Million(7)	8.58	5,887	18.2	8.99	6.83	8.41	1.85	7.92	14.70	0.50	0.46	9.55	8.91	87.34
Assets less than $250 Million(1)	7.50	7,780	23.4	9.26	6.08	7.74	-3.10	0.40	-18.30	0.24	0.24	7.62	5.75	28.51
Goodwill Companies(15)	9.52	50,127	187.4	10.28	7.34	9.36	1.91	11.96	17.04	0.34	0.21	8.18	7.37	70.31
Non-Goodwill Companies(8)	9.66	8,704	31.1	11.39	7.70	9.62	0.43	9.49	24.66	0.43	0.42	9.40	9.40	79.87
MHC Institutions(23)	9.57	35,719	133.0	10.67	7.46	9.45	1.39	11.10	19.69	0.37	0.29	8.61	8.08	73.63

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 17, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.90	98,281	973.0	10.33	6.58	9.72	1.85	-0.40	16.61	0.47	0.43	13.08	11.20	178.81
BBX	BankAtlantic Bancorp Inc of FL(8)*	6.30	15,701	98.9	7.00	1.82	6.29	0.16	50.00	86.39	-1.28	0.02	-2.01	-2.01	245.01
EVER	EverBank Financial Corp. of FL*	12.08	116,480	1,407.1	12.59	9.40	11.60	4.14	20.80	20.80	0.38	-0.59	10.14	10.00	129.13
FBC	Flagstar Bancorp, Inc. of MI*	0.96	557,723	535.4	1.09	0.46	0.95	1.05	39.13	88.24	-0.29	-0.85	1.49	1.43	25.18
NYB	New York Community Bcrp of NY*	13.29	439,124	5,836.0	14.04	11.13	13.11	1.37	2.55	7.44	1.11	0.95	12.78	7.14	99.03
PFS	Provident Fin. Serv. Inc of NJ*	15.51	60,141	932.8	16.02	10.12	15.57	-0.39	27.55	15.83	1.04	1.00	16.05	10.09	118.41
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	14.20	5,585	79.3	14.60	11.30	14.58	-2.61	42.00	21.37	0.16	-0.17	20.66	20.66	142.69
ALLB	Alliance Bancorp, Inc. of PA*	12.50	5,467	68.3	12.75	9.31	12.27	1.87	16.82	16.06	0.24	0.33	15.12	15.12	87.99
ANCB	Anchor Bancorp of Aberdeen, WA*	12.03	2,550	30.7	12.55	3.95	12.40	-2.98	43.21	94.03	-2.39	-2.49	21.32	21.32	191.39
AFCB	Athens Bancshares, Inc. of TN*	17.00	2,777	47.2	19.35	11.11	15.72	8.14	47.95	41.67	0.70	0.26	18.24	18.12	105.83
ACFC	Atlantic Coast Fin. Corp of GA*	2.25	2,629	5.9	3.93	0.87	2.49	-9.64	-37.50	-21.05	-3.26	-4.56	17.24	17.22	295.49
BLMT	BSB Bancorp, Inc. of MA*	12.80	9,173	117.4	13.37	9.76	12.92	-0.93	28.00	21.44	-0.03	0.00	14.43	14.43	82.35
BKMU	Bank Mutual Corp of WI*	4.38	46,326	202.9	4.55	2.42	4.30	1.86	38.61	37.74	0.11	-0.05	5.82	5.81	56.88
BFIN	BankFinancial Corp. of IL*	7.88	21,073	166.1	8.89	5.25	7.66	2.87	6.63	42.75	-2.17	-2.19	9.63	9.47	72.23
BFED	Beacon Federal Bancorp of NY(8)*	20.11	6,203	124.7	20.25	12.67	19.99	0.60	47.98	44.99	0.88	1.24	18.37	18.37	165.20
BNCL	Beneficial Mut MHC of PA(42.9)	9.05	79,626	326.4	9.29	7.12	8.77	3.19	20.83	8.25	0.20	0.21	7.93	6.24	60.93
BHLB	Berkshire Hills Bancorp of MA*	22.20	22,169	492.2	24.49	17.11	22.11	0.41	11.45	0.05	1.20	1.88	26.31	15.49	203.33
BOFI	Bofi Holding, Inc. Of CA*	22.99	11,513	264.7	23.71	12.53	22.17	3.70	67.57	41.48	2.30	1.58	15.52	15.52	197.87
BYFC	Broadway Financial Corp. of CA*	1.03	1,745	1.8	1.99	0.91	1.03	0.00	-43.09	-33.97	-5.41	-6.04	3.55	3.55	236.90
BRKL	Brookline Bancorp, Inc. of MA*	8.66	70,041	606.6	9.78	7.12	8.62	0.46	10.60	2.61	0.40	0.45	8.53	6.18	69.63
CITZ	CFS Bancorp, Inc of Munster IN*	5.46	10,867	59.3	6.29	4.11	5.55	-1.62	0.18	26.68	-0.95	-1.08	9.63	9.62	104.18
CMSB	CMS Bancorp Inc of W Plains NY*	8.00	1,863	14.9	9.20	6.50	7.95	0.63	6.67	-1.72	-0.08	-0.13	11.75	11.75	132.67
CBNJ	Cape Bancorp, Inc. of NJ*	9.29	13,313	123.7	9.80	6.44	9.19	1.09	8.15	18.34	0.13	0.22	11.14	9.42	78.74
CFFN	Capitol Federal Fin Inc. of KS*	11.91	158,204	1,884.2	12.16	10.28	11.72	1.62	7.88	3.21	0.46	0.46	11.59	11.59	59.55
CARV	Carver Bancorp, Inc. of NY*	4.28	3,695	15.8	18.00	1.10	5.87	-27.09	-56.77	-48.37	-4.96	-4.70	2.30	2.30	174.55
CEBK	Central Bncrp of Somerville MA(8)*	31.80	1,691	53.8	32.14	16.02	31.40	1.27	76.67	86.51	0.50	-0.23	20.92	19.60	309.62
CFBK	Central Federal Corp. of OH*	2.47	826	2.0	5.25	1.35	1.51	63.58	-38.25	-20.32	-5.39	-6.43	2.53	2.43	292.30
CHFN	Charter Fin Corp MHC GA (37.2)	9.85	18,337	112.9	10.50	7.60	9.07	8.60	10.30	6.37	0.19	0.24	7.48	7.16	58.40
CHEV	Cheviot Financial Corp. of OH*	9.00	7,597	68.4	10.74	8.01	9.05	-0.55	-8.07	3.69	0.49	0.38	13.94	12.46	84.17
CBNK	Chicopee Bancorp, Inc. of MA*	14.75	5,466	80.6	15.27	11.71	14.79	-0.27	4.39	4.61	0.29	0.27	16.21	16.21	110.66
CZWI	Citizens Comm Bncorp Inc of WI*	5.95	5,133	30.5	6.28	4.51	6.09	-2.30	3.48	15.98	0.00	0.02	10.36	10.29	103.02
CSBC	Citizens South Bnkg Corp of NC(8)*	7.00	11,506	80.5	7.00	2.90	6.90	1.45	78.57	100.00	-0.40	-0.44	5.99	5.90	91.19
CSBK	Clifton Svg Bp MHC of NJ(35.8)	9.82	26,139	94.3	10.93	8.88	9.82	0.00	2.83	5.82	0.30	0.30	7.15	7.15	40.59
COBK	Colonial Financial Serv. of NJ*	13.30	3,992	53.1	13.41	11.35	13.30	0.00	15.65	6.74	0.69	0.63	17.92	17.92	160.06
CFFC	Community Fin. Corp. of VA(8)*	5.60	4,362	24.4	5.60	2.26	5.51	1.63	55.56	70.73	0.42	0.24	8.70	8.70	115.52
DCOM	Dime Community Bancshars of NY*	14.00	35,345	494.8	15.01	9.61	13.98	0.14	21.11	11.11	1.29	1.30	10.65	9.07	109.77
ESBF	ESB Financial Corp. of PA*	13.83	14,636	202.4	14.71	9.85	13.32	3.83	18.10	-1.71	1.04	1.04	12.76	-2.87	136.45
ESSA	ESSA Bancorp, Inc. of PA*	10.54	12,078	127.3	11.58	9.34	10.53	0.09	-6.31	0.67	0.34	0.33	13.55	13.39	92.16
EBMT	Eagle Bancorp Montanta of MT*	10.05	3,879	39.0	10.85	9.48	10.02	0.30	-4.29	2.03	0.56	0.19	13.83	13.83	84.38
FSBW	FS Bancorp, Inc. of WA*	10.34	3,240	33.5	10.35	9.90	10.30	0.39	3.40	3.40	0.29	0.33	16.45	16.45	100.95
FFCO	FedFirst Financial Corp of PA*	14.95	2,894	43.3	14.95	12.66	14.75	1.36	10.74	9.12	0.37	0.30	20.17	19.76	118.56
FSBI	Fidelity Bancorp, Inc. of PA*	20.86	3,069	64.0	21.49	8.00	21.05	-0.90	133.33	107.56	0.55	0.43	14.74	13.88	216.95
FCAP	First Capital, Inc. of IN*	19.89	2,786	55.4	21.95	17.67	19.89	0.00	12.06	7.34	1.44	1.25	18.30	16.36	158.43
FCLF	First Clover Leaf Fin Cp of IL*	6.10	7,660	46.7	6.99	5.69	6.05	0.83	-12.86	0.00	0.25	0.14	10.17	8.58	72.64
FBNK	First Connecticut Bncorp of CT*	13.25	17,880	236.9	14.21	10.24	13.14	0.84	26.19	1.84	0.08	0.04	13.88	13.88	94.38
FDEF	First Defiance Fin. Corp of OH*	16.99	9,729	165.3	18.06	12.65	16.37	3.79	27.65	16.45	1.43	0.96	25.58	18.70	212.52
FFNM	First Fed of N. Michigan of MI*	3.47	2,884	10.0	4.29	2.52	3.46	0.29	-4.93	21.33	0.23	0.15	8.69	8.62	75.47
FFBH	First Fed. Bancshares of AR*	8.90	19,303	171.8	9.97	4.30	8.43	5.58	45.42	106.02	-0.90	-0.91	3.58	3.58	29.71
FFNW	First Fin NW, Inc of Renton WA*	7.71	18,805	145.0	8.35	4.06	7.98	-3.38	56.71	30.68	0.19	0.17	9.79	9.79	53.11
BANC	First PacTrust Bancorp of CA*	12.07	11,683	141.0	13.47	10.00	11.82	2.12	-5.26	17.76	-0.56	-0.55	12.87	12.87	95.45
FSFG	First Savings Fin. Grp. of IN*	18.25	2,360	43.1	19.04	15.11	18.40	-0.82	12.31	7.86	1.62	1.53	26.20	22.83	231.46
FFIC	Flushing Fin. Corp. of NY*	14.92	30,949	461.8	14.98	10.00	14.45	3.25	29.18	18.13	1.10	1.12	13.93	13.38	143.33
FXCB	Fox Chase Bancorp, Inc. of PA*	15.00	12,595	188.9	15.05	11.85	14.82	1.21	17.92	18.76	0.32	0.30	14.50	14.50	80.35
FRNK	Franklin Financial Corp. of VA*	16.85	13,777	232.1	17.27	10.69	16.30	3.37	43.89	42.31	0.14	0.33	19.08	19.08	79.83
GTWN	Georgetown Bancorp, Inc. of MA*	11.10	1,940	21.5	11.95	7.03	11.12	-0.18	6.63	10.23	0.37	0.37	15.00	15.00	110.48
GCBC	Green Co Bcrp MHC of NY (44.7)	19.18	4,183	34.8	27.13	16.65	19.50	-1.64	-0.52	12.76	1.39	1.42	12.59	12.59	141.20
HFFC	HF Financial Corp. of SD*	12.95	7,042	91.2	13.25	7.76	12.68	2.13	41.68	20.24	0.73	0.41	13.75	13.13	169.35
HMNF	HMN Financial, Inc. of MN*	2.80	4,424	12.4	3.50	1.50	2.80	0.00	40.00	44.33	-1.88	-2.16	7.79	7.79	151.52
HBNK	Hampden Bancorp, Inc. of MA*	12.50	5,970	74.6	13.50	10.77	12.50	0.00	0.40	5.93	0.36	0.30	14.65	14.65	102.37

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 17, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
HARL Harleysville Svgs Fin Cp of PA*	17.66	3,747	66.2	19.48	13.28	16.75	5.43	27.42	23.15	1.33	1.33	15.73	15.73	219.57
HBOS Heritage Fin Group, Inc of GA*	14.00	8,490	118.9	14.00	10.01	13.46	4.01	23.89	18.64	0.64	0.70	14.52	13.98	125.26
HIFS Hingham Inst. for Sav. of MA*	60.50	2,126	128.6	61.70	45.75	59.02	2.51	10.20	26.57	6.03	6.03	41.28	41.28	545.16
HBCP Home Bancorp Inc. Lafayette LA*	17.17	7,694	132.1	17.70	13.66	16.70	2.81	22.21	10.77	0.89	0.91	18.07	17.76	128.48
HFBL Home Federal Bancorp Inc of LA*	17.50	2,877	50.3	22.00	12.76	17.46	0.23	29.63	23.33	0.99	0.36	17.34	17.34	102.95
HMST HomeStreet, Inc. of WA*	36.82	7,163	263.7	39.50	22.66	35.27	4.39	-16.32	-16.32	5.95	5.84	26.70	26.70	330.52
HTBI HomeTrust Bancshrs, Inc. of NC*	12.46	21,160	263.7	12.59	11.24	12.45	0.08	24.60	24.60	-0.76	-0.63	16.85	16.85	82.70
HFBC HopFed Bancorp, Inc. of KY*	7.39	7,503	55.4	9.05	4.98	7.55	-2.12	-0.81	14.57	0.64	0.34	13.75	13.70	136.76
HCBK Hudson City Bancorp, Inc of NJ*	6.65	528,133	3,512.1	7.62	5.09	6.61	0.61	9.38	6.40	-0.25	0.67	8.83	8.54	82.54
IROQ IF Bancorp, Inc. of IL*	12.81	4,811	61.6	13.49	10.70	12.81	0.00	16.24	14.17	0.22	0.13	17.66	17.66	101.87
ISBC Investors Bcrp MHC of NJ(41.6)	16.13	111,906	807.3	16.50	12.02	16.08	0.31	18.52	19.66	0.75	0.72	9.16	8.76	102.60
JXSB Jacksonville Bancorp Inc of IL*	16.20	1,922	31.1	17.99	12.98	16.00	1.25	26.56	17.82	1.77	1.38	22.52	21.11	164.88
JFBI Jefferson Bancshares Inc of TN*	2.15	6,632	14.3	3.20	1.84	2.10	2.38	-32.81	-6.93	-0.77	-0.70	7.85	7.60	80.52
KFFB KY Fst Fed Bp MHC of KY (38.9)	7.50	7,780	23.4	9.26	6.08	7.74	-3.10	0.40	-18.30	0.24	0.24	7.62	5.75	28.51
KFFG Kaiser Federal Fin Group of CA*	15.39	8,960	137.9	15.74	11.00	14.73	4.48	28.25	20.05	0.92	0.92	17.43	16.98	105.46
KRNY Kearny Fin Cp MHC of NJ (24.0)	9.93	66,936	178.0	10.16	7.99	9.65	2.90	17.10	4.53	0.08	0.07	7.34	5.71	43.88
LSBI LSB Fin. Corp. of Lafayette IN*	18.26	1,556	28.4	20.90	11.31	18.57	-1.67	44.92	35.26	0.62	-0.05	24.03	24.03	236.02
LPSB LaPorte Bancrp MHC of IN(44.8)	9.78	4,661	20.2	9.78	7.50	9.50	2.95	2.52	22.25	0.85	0.64	12.38	10.48	102.67
LSBK Lake Shore Bnp MHC of NY(38.7)	10.30	5,939	25.2	10.50	8.29	10.13	1.68	3.00	7.85	0.63	0.68	10.83	10.83	83.20
LABC Louisiana Bancorp, Inc. of LA*	16.15	3,033	49.0	16.45	14.75	16.22	-0.43	-0.92	1.89	0.68	0.56	19.20	19.20	105.28
MSBF MSB Fin Corp MHC of NJ (39.2)	5.77	5,087	12.3	6.84	4.25	5.80	-0.52	10.96	31.44	0.14	0.14	8.05	8.05	68.38
MGYR Magyar Bancorp MHC of NJ(44.9)	4.15	5,808	10.7	5.74	2.29	4.15	0.00	1.22	68.70	0.00	-0.09	7.69	7.69	89.58
MLVF Malvern Fed Bncp MHC PA(44.6)	8.74	6,103	23.8	9.70	5.51	8.74	0.00	28.53	48.14	0.13	0.06	10.14	10.14	106.77
MFLR Mayflower Bancorp, Inc. of MA*	10.75	2,060	22.1	10.90	7.00	10.38	3.56	44.88	37.64	0.61	0.37	10.76	10.76	122.32
EBSB Meridian Fn Serv MHC MA (40.6)	15.47	22,332	146.2	15.71	10.68	15.33	0.91	22.78	24.26	0.55	0.22	10.24	9.63	94.04
CASH Meta Financial Group of IA*	23.52	3,847	90.5	24.00	14.00	23.50	0.09	24.97	41.26	3.70	2.46	22.70	22.24	415.29
NASB NASB Fin, Inc. of Grandview MO*	19.95	7,868	157.0	19.95	9.26	19.18	4.01	84.55	86.27	2.11	-0.61	19.89	19.59	151.53
NECB NE Comm Bncrp MHC of NY (42.5)	5.07	12,645	30.2	7.29	5.00	5.10	-0.59	-25.99	-9.63	0.14	0.14	8.48	8.34	40.06
NHTB NH Thrift Bancshares of NH*	12.80	5,907	75.6	13.53	9.78	13.00	-1.54	-0.23	13.27	1.15	0.55	15.27	10.16	193.31
NVSL Naugatuck Valley Fin Crp of CT*	7.12	7,002	49.9	7.86	6.73	7.29	-2.33	-5.19	4.86	0.16	0.00	11.66	11.66	81.71
NFSB Newport Bancorp, Inc. of RI*	14.00	3,502	49.0	14.67	12.00	14.01	-0.07	6.71	11.38	0.39	0.39	15.00	15.00	133.23
NFBK Northfield Bcp MHC of NY(38.5)	15.24	40,207	290.8	16.49	11.68	14.99	1.67	16.78	7.63	0.42	0.48	9.58	9.16	59.84
NWBI Northwest Bancshares Inc of PA*	11.93	97,881	1,167.7	13.08	10.74	11.85	0.68	3.74	-4.10	0.65	0.65	11.94	10.17	82.12
OBAF OBA Financial Serv. Inc of MD*	14.95	4,140	61.9	15.25	13.50	15.11	-1.06	2.61	4.25	0.08	0.07	18.31	18.31	94.64
OSHC Ocean Shore Holding Co. of NJ*	13.34	7,186	95.9	13.49	9.80	13.25	0.68	15.70	30.02	0.72	0.82	14.69	13.85	139.53
OCFC OceanFirst Fin. Corp of NJ*	14.60	18,206	265.8	15.00	10.78	13.81	5.72	21.16	11.71	1.18	1.05	12.02	12.02	125.65
OFED Oconee Fed Fn Cp MHC SC (35.0)	13.71	6,348	30.4	14.00	10.90	13.19	3.94	24.64	14.25	0.59	0.58	12.94	12.94	59.37
OABC OmniAmerican Bancorp Inc of TX*	22.00	11,277	248.1	22.19	13.01	20.93	5.11	54.49	40.13	0.40	0.25	17.91	17.91	119.22
ONFC Oneida Financial Corp. of NY*	10.58	6,810	72.0	11.05	8.30	10.36	2.12	21.61	11.37	0.95	0.85	13.05	9.40	102.75
ORIT Oritani Financial Corp of NJ*	14.76	45,199	667.1	15.13	11.57	14.35	2.86	20.49	15.58	0.70	0.71	11.30	11.30	59.76
PSBH PSB Hldgs Inc MHC of CT (42.9)	4.72	6,529	13.2	5.28	4.04	4.50	4.89	-0.63	4.89	0.12	0.43	7.33	6.23	69.18
PVFC PVF Capital Corp. of Solon OH*	1.97	25,745	50.7	2.39	1.25	1.92	2.60	34.93	34.01	-0.18	-0.52	2.71	2.71	31.33
PBHC Pathfinder BC MHC of NY (39.5)	10.15	2,619	9.2	10.25	8.01	10.15	0.00	9.73	13.92	0.93	0.50	9.47	8.00	178.74
PEOP Peoples Fed Bancshrs Inc of MA*	16.70	6,781	113.2	16.90	12.50	16.45	1.52	19.29	17.19	0.37	0.37	16.44	16.44	82.53
PBCT Peoples United Financial of CT*	12.16	348,870	4,242.3	13.79	10.50	11.94	1.84	8.09	-5.37	0.63	0.67	14.75	8.54	80.67
PBSK Poage Bankshares, Inc. of KY*	12.70	3,372	42.8	12.95	10.76	12.93	-1.78	27.00	16.30	0.53	0.41	17.72	17.72	94.60
PROV Provident Fin. Holdings of CA*	13.03	10,856	141.5	13.10	7.92	12.67	2.84	56.42	39.81	0.79	-0.97	13.20	13.20	118.55
PBNY Provident NY Bncrp, Inc. of NY*	8.66	37,899	328.2	9.23	5.47	8.25	4.97	28.68	30.42	0.45	0.30	11.73	7.39	83.12
PBIP Prudential Bncp MHC PA (24.9)	5.61	10,023	17.0	6.29	4.80	5.61	0.00	5.25	8.30	0.26	0.28	5.82	5.82	49.87
PULB Pulaski Fin Cp of St. Louis MO*	7.75	10,839	84.0	8.07	6.15	7.75	0.00	17.78	9.77	0.76	0.22	8.39	8.02	121.53
RIVR River Valley Bancorp of IN*	15.85	1,514	24.0	20.00	13.34	16.06	-1.31	-2.52	2.26	1.03	0.36	18.58	18.53	267.09
RVSB Riverview Bancorp, Inc. of WA*	1.38	22,472	31.0	2.75	1.07	1.49	-7.38	-48.89	-41.77	-1.52	-1.55	3.28	2.14	36.26
RCKB Rockville Fin New, Inc. of CT*	11.96	28,603	342.1	12.01	8.89	11.77	1.61	29.02	15.44	0.52	0.47	11.28	11.24	67.42
ROMA Roma Fin Corp MHC of NJ (25.5)	9.45	30,296	78.6	11.22	7.75	9.01	4.88	4.65	-3.96	0.20	0.18	7.17	7.11	61.14
SIFI SI Financial Group, Inc. of CT*	11.77	10,162	119.6	11.90	8.76	11.59	1.55	24.42	19.49	0.25	0.16	12.58	12.24	94.20
SPBC SP Bancorp, Inc. of Plano, TX*	14.40	1,700	24.5	15.13	9.91	13.25	8.68	26.76	39.94	0.59	-0.21	19.38	19.38	160.69
SVBI Severn Bancorp, Inc. of MD*	2.99	10,067	30.1	3.99	2.01	2.80	6.79	9.52	21.54	0.12	-0.11	7.80	7.77	89.45
STND Standard Financial Corp. of PA*	17.25	3,411	58.8	17.25	13.49	17.25	0.00	18.07	12.75	0.94	0.91	23.14	20.39	131.72
SIBC State Investors Bancorp of LA*	13.00	2,910	37.8	13.48	10.10	13.00	0.00	13.04	19.05	0.36	0.59	16.63	16.63	85.37
THRD TF Fin. Corp. of Newtown PA*	23.73	2,835	67.3	26.50	18.54	23.25	2.06	9.25	4.45	1.77	1.49	28.25	26.73	241.76
TFSL TFS Fin Corp MHC of OH (26.5)	8.78	308,946	712.9	9.99	7.56	8.96	-2.01	-0.68	-2.01	0.08	0.08	5.83	5.79	36.53
TBNK Territorial Bancorp, Inc of HI*	23.62	10,812	255.4	24.35	18.62	23.51	0.47	20.63	19.59	1.23	1.19	20.07	20.05	145.40
TSBK Timberland Bancorp, Inc. of WA*	5.65	7,045	39.8	5.65	3.25	5.30	6.60	10.57	43.04	0.33	0.15	10.38	9.53	103.50
TRST TrustCo Bank Corp NY of NY*	5.75	93,674	538.6	5.93	3.93	5.69	1.05	33.41	2.50	0.38	0.38	3.74	3.73	47.20
UCBA United Comm Bncp MHC IN (40.6)	6.99	7,835	22.3	7.62	5.29	6.91	1.16	10.95	26.40	0.31	0.19	7.07	6.63	64.28

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 17, 2012

Financial Institution		Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
UCFC	United Community Fin. of OH*	3.05	32,885	100.3	3.32	0.87	3.09	-1.39	211.22	140.16	0.03	-0.17	5.78	5.77	62.09
UBNK	United Financial Bncrp of MA*	14.19	15,521	220.2	17.02	13.36	14.08	0.78	-6.15	-11.81	0.74	0.75	14.70	14.15	106.54
WSB	WSB Holdings, Inc. of Bowie MD*	2.48	7,995	19.8	4.60	2.08	2.46	0.81	7.83	6.44	0.16	0.00	6.78	6.78	47.09
WSFS	WSFS Financial Corp. of DE*	42.82	8,707	372.8	44.90	29.90	41.28	3.73	25.42	19.08	2.86	2.06	39.50	35.58	496.97
WVFC	WVS Financial Corp. of PA*	8.65	2,058	17.8	10.51	6.63	8.65	0.00	-4.00	-4.42	0.78	0.82	14.57	14.57	149.03
WAFD	Washington Federal, Inc. of WA*	16.12	106,884	1,723.0	18.42	12.15	16.23	-0.68	7.83	15.23	1.20	1.20	17.85	15.45	126.90
WSBF	Waterstone Fin MHC of WI(26.2)	4.75	31,250	39.0	4.85	1.72	4.62	2.81	72.10	151.32	0.10	-1.15	5.63	5.61	53.80
WAYN	Wayne Savings Bancshares of OH*	8.69	3,004	26.1	9.48	7.11	8.50	2.24	3.21	11.98	0.53	0.50	13.36	12.73	136.09
WEBK	Wellesley Bancorp, Inc. of MA*	14.81	2,407	35.6	15.20	11.45	14.75	0.41	48.10	48.10	0.39	0.38	18.16	18.16	134.88
WFD	Westfield Fin. Inc. of MA*	7.74	25,962	200.9	8.71	6.29	7.43	4.17	5.88	5.16	0.24	0.19	8.14	8.14	50.79
WBKC	Wolverine Bancorp, Inc. of MI*	17.35	2,500	43.4	17.35	13.47	17.35	0.00	23.58	23.05	0.48	0.28	26.09	26.09	116.71

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of August 17, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(112)	12.40	11.68	0.24	1.17	3.76	0.10	-0.42	3.44	41.96	1.57	19.59	87.04	10.71	93.33	20.40	0.21	1.61	25.92
NYSE Traded Companies(6)	9.51	7.28	0.29	1.84	5.74	-0.39	-6.16	3.22	31.57	1.31	19.93	91.98	9.04	123.24	17.51	0.35	2.63	35.03
NASDAQ Listed OTC Companies(106)	12.55	11.90	0.24	1.13	3.67	0.12	-0.13	3.45	42.51	1.59	19.57	86.80	10.80	91.85	20.56	0.21	1.56	25.56
California Companies(5)	10.10	10.03	0.01	-2.52	4.35	-0.41	-6.99	3.06	32.47	1.88	14.41	91.59	10.06	92.06	15.64	0.21	2.29	20.03
Florida Companies(2)	7.85	7.75	0.33	4.30	3.15	-0.51	-6.68	2.08	24.71	0.71	31.79	119.13	9.35	120.80	NM	0.08	0.66	21.05
Mid-Atlantic Companies(32)	11.85	10.54	0.44	3.24	5.20	0.44	3.26	3.20	39.29	1.38	17.44	94.73	10.70	105.38	18.00	0.29	2.20	33.11
Mid-West Companies(27)	10.86	10.43	0.11	-0.02	3.16	-0.24	-3.78	4.29	35.33	1.90	17.91	73.64	7.96	77.20	20.46	0.21	1.62	26.90
New England Companies(20)	13.75	12.80	0.48	3.90	3.84	0.45	3.59	1.48	70.69	1.08	23.94	92.73	12.60	103.59	23.71	0.27	1.83	31.28
North-West Companies(7)	12.44	11.68	-0.21	-7.29	2.47	-0.26	-7.85	8.02	25.75	2.15	18.10	74.68	9.16	80.58	22.18	0.05	0.28	5.33
South-East Companies(15)	15.58	15.51	-0.07	-1.72	1.49	-0.17	-2.79	3.81	39.05	1.97	23.85	87.66	13.93	88.19	24.14	0.07	0.55	12.00
South-West Companies(2)	13.54	13.54	0.36	2.65	2.96	0.04	0.16	2.78	23.29	0.94	24.41	98.57	13.71	98.57	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	15.10	15.09	0.76	5.08	5.39	0.53	3.63	1.01	29.73	0.54	18.57	95.18	14.08	95.24	19.85	0.37	2.37	43.78
Thrift Strategy(106)	12.48	11.80	0.22	1.11	3.69	0.09	-0.26	3.37	42.11	1.56	19.91	86.40	10.73	92.29	20.70	0.21	1.62	26.40
Mortgage Banker Strategy(2)	11.13	11.13	0.65	6.03	6.06	-0.80	-7.40	3.92	43.47	2.05	16.49	98.71	10.99	98.71	NM	0.20	1.53	25.32
Real Estate Strategy(1)	8.65	8.65	-0.59	-6.52	-9.14	-1.70	-18.84	5.70	36.79	2.92	NM	72.69	6.29	72.69	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.12	9.34	0.70	5.35	5.93	0.64	4.58	1.94	50.70	1.29	17.14	95.42	11.84	131.37	19.47	0.56	3.19	16.78
Companies Issuing Dividends(70)	12.42	11.39	0.45	3.62	4.45	0.32	2.36	2.50	45.08	1.36	18.20	94.10	11.61	103.36	19.14	0.34	2.58	39.65
Companies Without Dividends(42)	12.38	12.18	-0.11	-3.40	2.33	-0.28	-5.59	5.00	36.88	1.93	23.78	75.22	9.21	76.80	24.66	0.00	0.00	0.00
Equity/Assets <6%(8)	3.72	3.67	-1.27	-20.81	15.73	-1.80	-28.14	7.32	29.99	3.31	6.36	75.68	2.26	76.95	9.56	0.08	0.87	14.05
Equity/Assets 6-12%(47)	9.37	8.73	0.30	3.01	4.52	0.15	1.35	3.48	39.44	1.48	17.60	87.31	8.00	91.24	18.96	0.23	1.63	25.54
Equity/Assets >12%(57)	15.76	14.90	0.39	2.58	3.01	0.29	1.80	2.97	45.38	1.40	21.78	88.24	13.80	96.89	22.23	0.22	1.70	26.51
Converted Last 3 Mths (no MHC)(3)	16.75	16.75	-0.10	0.00	0.01	-0.03	0.00	3.57	52.66	1.96	32.83	70.27	11.79	70.27	30.67	0.00	0.00	0.00
Actively Traded Companies(3)	10.82	9.99	1.05	11.17	8.71	1.05	11.17	0.92	72.33	1.30	11.73	118.43	11.90	125.45	11.73	0.68	1.85	21.96
Market Value Below $20 Million(10)	6.90	6.85	-0.85	-14.87	7.37	-0.99	-16.95	6.67	24.27	2.87	13.89	59.31	3.07	59.83	16.84	0.02	0.57	6.84
Holding Company Structure(99)	12.26	11.44	0.21	0.76	3.66	0.06	-0.75	3.61	41.46	1.60	19.01	86.45	10.65	93.58	19.77	0.23	1.78	28.28
Assets Over $1 Billion(52)	12.13	10.93	0.48	4.31	4.21	0.31	2.40	3.03	42.48	1.37	17.39	97.25	11.69	108.30	18.44	0.32	2.31	34.62
Assets $500 Million-$1 Billion(30)	11.77	11.28	-0.17	-3.01	2.90	-0.28	-4.18	4.76	35.39	1.94	20.14	82.69	9.66	86.60	19.07	0.11	0.96	21.26
Assets $250-$500 Million(25)	13.96	13.79	0.32	1.51	3.60	0.15	0.09	2.58	51.47	1.53	22.34	75.00	10.66	76.33	25.62	0.16	1.30	18.08
Assets less than $250 Million(5)	10.86	10.84	-0.13	-8.56	4.24	-0.17	-10.34	3.59	34.03	1.74	27.07	71.56	7.35	72.43	25.06	0.00	0.00	0.00
Goodwill Companies(62)	11.35	10.07	0.31	2.05	4.69	0.16	0.31	3.32	39.54	1.50	17.74	83.14	9.43	94.38	19.01	0.28	2.11	33.79
Non-Goodwill Companies(49)	13.60	13.60	0.18	-0.07	2.77	0.04	-1.44	3.52	45.60	1.64	22.88	92.42	12.29	92.42	23.41	0.14	1.00	15.20
Acquirors of FSLIC Cases(1)	14.07	12.41	0.95	6.81	7.44	0.95	6.81	0.00	0.00	1.71	13.43	90.31	12.70	104.34	13.43	0.32	1.99	26.67

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 17, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.31	12.54	0.49	3.90	3.53	0.37	2.65	3.44	34.17	1.34	24.67	110.47	14.69	118.63	23.85	0.16	1.70	14.95
NASDAQ Listed OTC Companies(23)	13.31	12.54	0.49	3.90	3.53	0.37	2.65	3.44	34.17	1.34	24.67	110.47	14.69	118.63	23.85	0.16	1.70	14.95
Mid-Atlantic Companies(14)	12.42	11.87	0.47	4.09	3.53	0.45	3.81	3.37	36.82	1.41	23.67	112.60	13.94	120.22	24.01	0.13	1.25	13.46
Mid-West Companies(5)	15.24	13.73	0.51	3.60	3.87	-0.02	-1.68	4.49	28.02	1.46	21.77	102.25	15.91	113.10	27.77	0.20	2.65	6.27
New England Companies(2)	10.74	9.73	0.39	3.61	3.05	0.42	4.13	3.04	22.53	1.12	33.73	107.73	11.64	118.20	10.98	0.08	1.69	0.00
South-East Companies(2)	17.30	17.06	0.66	3.58	3.12	0.70	3.87	1.62	45.31	0.32	23.24	118.82	19.98	121.76	23.64	0.30	2.47	67.80
Thrift Strategy(23)	13.31	12.54	0.49	3.90	3.53	0.37	2.65	3.44	34.17	1.34	24.67	110.47	14.69	118.63	23.85	0.16	1.70	14.95
Companies Issuing Dividends(14)	13.86	13.11	0.55	4.27	4.25	0.54	4.13	3.06	35.24	1.21	23.79	101.41	13.86	107.98	23.58	0.26	2.79	38.87
Companies Without Dividends(9)	12.47	11.66	0.40	3.32	2.40	0.10	0.35	3.94	32.75	1.52	26.87	124.55	15.99	135.20	24.73	0.00	0.00	0.00
Equity/Assets <6%(1)	5.30	4.51	0.56	6.82	9.16	0.30	3.67	1.27	68.99	1.35	10.91	107.18	5.68	126.88	20.30	0.12	1.18	12.90
Equity/Assets 6-12%(11)	10.37	10.08	0.40	4.00	3.20	0.17	1.69	5.21	25.91	1.43	24.48	106.11	10.93	109.47	20.74	0.15	1.68	10.07
Equity/Assets >12%(11)	16.99	15.72	0.57	3.53	3.34	0.57	3.52	2.18	37.77	1.23	26.80	115.13	19.27	127.04	26.57	0.16	1.77	18.72
Holding Company Structure(21)	13.19	12.34	0.48	3.85	3.50	0.34	2.46	3.62	34.28	1.39	24.26	109.86	14.40	118.80	23.39	0.16	1.75	16.19
Assets Over $1 Billion(10)	13.41	12.62	0.44	3.49	2.41	0.19	0.93	2.89	42.03	1.40	29.66	137.15	18.45	147.42	28.96	0.06	0.62	0.00
Assets $500 Million-$1 Billion(5)	11.83	11.66	0.41	3.78	3.19	0.34	3.11	6.43	20.03	1.68	24.19	90.23	9.99	91.74	28.84	0.28	2.74	50.36
Assets $250-$500 Million(7)	12.32	11.76	0.58	4.68	5.41	0.59	4.70	2.59	34.79	1.11	20.49	88.53	11.03	95.01	17.56	0.18	1.99	28.79
Assets less than $250 Million(1)	26.73	21.58	0.82	3.17	3.20	0.82	3.17	2.35	15.69	0.45	31.25	98.43	26.31	130.43	31.25	0.40	5.33	0.00
Goodwill Companies(15)	13.56	12.37	0.46	3.70	3.46	0.28	1.85	3.33	38.05	1.46	26.41	116.12	15.48	128.63	25.62	0.12	1.60	3.53
Non-Goodwill Companies(8)	12.86	12.86	0.54	4.27	3.66	0.54	4.16	3.66	26.42	1.11	21.54	99.87	13.22	99.87	21.01	0.23	1.90	40.65
MHC Institutions(23)	13.31	12.54	0.49	3.90	3.53	0.37	2.65	3.44	34.17	1.34	24.67	110.47	14.69	118.63	23.85	0.16	1.70	14.95

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2010 by RP Financial, LC.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 17, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.32	6.33	0.27	3.63	4.75	0.25	3.32	2.58	32.65	1.08	21.06	75.69	5.54	88.39	23.02	0.16	1.62	34.04
BBX	BankAtlantic Bancorp Inc of FL(8)*	-0.82	-0.82	-0.51	NM	-20.32	0.01	NM	11.42	1.63	1.57	NM	NM	2.57	NM	NM	0.00	0.00	NM
EVER	EverBank Financial Corp. of FL*	7.85	7.75	0.33	4.30	3.15	-0.51	-6.68	2.08	24.71	0.71	31.79	119.13	9.35	120.80	NM	0.08	0.66	21.05
FBC	Flagstar Bancorp, Inc. of MI*	5.92	5.69	-1.21	-14.08	NM	-3.53	-41.26	7.52	26.63	2.61	NM	64.43	3.81	67.13	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.91	7.65	1.15	8.74	8.35	0.99	7.48	1.02	38.83	0.61	11.97	103.99	13.42	186.13	13.99	1.00	7.52	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.55	8.97	0.90	6.61	6.71	0.86	6.35	2.89	35.05	1.53	14.91	96.64	13.10	153.72	15.51	0.52	3.35	50.00
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.48	14.48	0.11	1.23	1.13	-0.12	-1.30	4.01	36.09	2.83	NM	68.73	9.95	68.73	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.18	17.18	0.28	1.57	1.92	0.38	2.16	4.80	16.34	1.49	NM	82.67	14.21	82.67	37.88	0.20	1.60	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.14	11.14	-1.24	-10.70	-19.87	-1.29	-11.15	NA	NA	1.92	NM	56.43	6.29	56.43	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.24	17.14	0.68	3.87	4.12	0.25	1.44	3.16	43.79	1.95	24.29	93.20	16.06	93.82	NM	0.20	1.18	28.57
ACFC	Atlantic Coast Fin. Corp of GA*	5.83	5.83	-1.08	-17.06	NM	-1.51	-23.86	8.53	20.40	2.35	NM	13.05	0.76	13.07	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	17.52	17.52	-0.04	-0.28	-0.23	0.00	0.00	0.65	110.50	0.90	NM	88.70	15.54	88.70	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.23	10.22	0.20	1.88	2.51	-0.09	-0.85	3.59	26.94	1.88	39.82	75.26	7.70	75.39	NM	0.04	0.91	36.36
BFIN	BankFinancial Corp. of IL*	13.33	13.14	-2.88	-20.75	-27.54	-2.91	-20.94	6.74	30.10	2.68	NM	81.83	10.91	83.21	NM	0.04	0.51	NM
BFED	Beacon Federal Bancorp of NY(8)*	11.12	11.12	0.53	4.84	4.38	0.74	6.81	4.00	33.70	1.81	22.85	109.47	12.17	109.47	16.22	0.28	1.39	31.82
BNCL	Beneficial Mut MHC of PA(42.9)	13.01	10.54	0.34	2.53	2.21	0.36	2.66	2.31	49.71	2.14	NM	114.12	14.85	145.03	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	12.94	8.05	0.67	4.95	5.41	1.05	7.76	0.88	92.29	0.96	18.50	84.38	10.92	143.32	11.81	0.68	3.06	56.67
BOFI	Bofi Holding, Inc. Of CA*	7.84	7.84	1.29	15.52	10.00	0.89	10.66	1.11	33.13	0.49	10.00	148.13	11.62	148.13	14.55	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	1.50	1.50	-2.17	-35.73	NM	-2.42	-39.89	NA	NA	4.53	NM	29.01	0.43	29.01	NM	0.04	3.88	NM
BRKL	Brookline Bancorp, Inc. of MA*	12.25	9.19	0.80	5.35	4.62	0.90	6.02	0.81	87.13	0.93	21.65	101.52	12.44	140.13	19.24	0.34	3.93	NM
CITZ	CFS Bancorp, Inc of Munster IN*	9.24	9.23	-0.90	-9.52	-17.40	-1.02	-10.82	6.31	15.93	1.69	NM	56.70	5.24	56.76	NM	0.04	0.73	NM
CMSB	CMS Bancorp Inc of W Plains NY*	8.86	8.86	-0.06	-0.68	NM	-0.10	-1.10	3.92	15.95	0.83	NM	68.09	6.03	68.09	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	14.15	12.23	0.16	1.18	1.40	0.28	2.00	3.68	32.86	1.71	NM	83.39	11.80	98.62	NM	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.46	19.46	0.77	3.81	3.86	0.77	3.81	NA	NA	0.23	25.89	102.76	20.00	102.76	25.89	0.30	2.52	65.22
CARV	Carver Bancorp, Inc. of NY*	1.32	1.32	-2.77	-43.89	NM	-2.62	-41.59	14.01	22.06	4.43	NM	186.09	2.45	186.09	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA(8)*	6.76	6.36	0.17	1.83	1.57	-0.08	-0.84	1.86	43.88	0.85	NM	152.01	10.27	162.24	NM	0.20	0.63	40.00
CFBK	Central Federal Corp. of OH*	0.87	0.83	-1.67	-39.06	NM	-2.00	-46.59	6.01	38.86	3.84	NM	97.63	0.85	101.65	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (37.2)	12.81	12.33	0.33	2.53	1.93	0.41	3.20	2.33	66.73	NA	NM	131.68	16.87	137.57	NM	0.20	2.03	NM
CHEV	Cheviot Financial Corp. of OH*	16.56	15.07	0.61	4.75	5.44	0.47	3.68	2.92	7.74	NA	18.37	64.56	10.69	72.23	23.68	0.32	3.56	65.31
CBNK	Chicopee Bancorp, Inc. of MA*	14.65	14.65	0.26	1.76	1.97	0.25	1.64	0.81	90.74	0.98	NM	90.99	13.33	90.99	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.06	10.00	0.00	0.00	0.00	0.02	0.19	1.92	55.78	1.33	NM	57.43	5.78	57.82	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC(8)*	6.57	6.48	-0.42	-4.98	-5.71	-0.47	-5.48	3.62	29.81	1.63	NM	116.86	7.68	118.64	NM	0.04	0.57	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	17.62	17.62	0.71	4.25	3.05	0.71	4.25	0.41	45.74	0.48	32.73	137.34	24.19	137.34	32.73	0.24	2.44	NM
COBK	Colonial Financial Serv. of NJ*	11.20	11.20	0.45	3.85	5.19	0.41	3.52	4.40	10.19	0.96	19.28	74.22	8.31	74.22	21.11	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA(8)*	7.53	7.53	0.35	3.65	7.50	0.20	2.09	7.85	22.53	1.96	13.33	64.37	4.85	64.37	23.33	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.70	8.38	1.14	12.61	9.21	1.15	12.71	1.56	33.41	0.60	10.85	131.46	12.75	154.36	10.77	0.56	4.00	43.41
ESBF	ESB Financial Corp. of PA*	9.35	-2.15	0.77	8.34	7.52	0.77	8.34	1.00	33.50	NA	13.30	108.39	10.14	NM	13.30	0.40	2.89	38.46
ESSA	ESSA Bancorp, Inc. of PA*	14.70	14.56	0.37	2.52	3.23	0.36	2.45	2.21	32.84	0.95	31.00	77.79	11.44	78.72	31.94	0.20	1.90	58.82
EBMT	Eagle Bancorp Montanta of MT*	16.39	16.39	0.65	4.08	5.57	0.22	1.38	1.70	29.13	0.87	17.95	72.67	11.91	72.67	NM	0.29	2.89	51.79
FSBW	FS Bancorp, Inc. of WA*	16.30	16.30	0.29	NM	2.80	0.33	NM	2.64	52.96	NA	35.66	62.86	10.24	62.86	31.33	0.00	0.00	0.00
FFCO	FedFirst Financial Corp of PA*	17.01	16.73	0.31	1.81	2.47	0.25	1.47	1.33	67.81	1.21	NM	74.12	12.61	75.66	NM	0.16	1.07	43.24
FSBI	Fidelity Bancorp, Inc. of PA*	6.79	6.42	0.25	3.32	2.64	0.20	2.59	3.94	14.69	1.12	37.93	141.52	9.62	150.29	NM	0.08	0.38	14.55
FCAP	First Capital, Inc. of IN*	11.55	10.45	0.91	8.00	7.24	0.79	6.94	1.93	50.70	1.59	13.81	108.69	12.55	121.58	15.91	0.76	3.82	52.78
FCLF	First Clover Leaf Fin Cp of IL*	14.00	12.08	0.34	2.45	4.10	0.19	1.37	3.97	25.22	1.40	24.40	59.98	8.40	71.10	NM	0.24	3.93	NM
FBNK	First Connecticut Bncorp of CT*	14.71	14.71	0.09	0.56	0.60	0.04	0.28	2.28	46.45	1.25	NM	95.46	14.04	95.46	NM	0.12	0.91	NM
FDEF	First Defiance Fin. Corp of OH*	12.04	9.09	0.67	5.14	8.42	0.45	3.45	2.45	54.84	1.74	11.88	66.42	7.99	90.86	17.70	0.20	1.18	13.99
FFNM	First Fed of N. Michigan of MI*	11.51	11.43	0.30	2.69	6.63	0.20	1.75	4.40	17.48	1.23	15.09	39.93	4.60	40.26	23.13	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR*	12.05	12.05	-2.95	-25.71	-10.11	-2.98	-26.00	9.55	32.57	4.89	NM	248.60	29.96	248.60	NM	0.20	2.25	NM
FFNW	First Fin NW, Inc of Renton WA*	18.43	18.43	0.33	1.97	2.46	0.30	1.76	10.77	13.43	2.17	NM	78.75	14.52	78.75	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	13.48	13.48	-0.65	-3.62	-4.64	-0.64	-3.56	4.39	23.50	1.36	NM	93.78	12.65	93.78	NM	0.48	3.98	NM
FSFG	First Savings Fin. Grp. of IN*	11.32	10.01	0.72	5.51	8.88	0.68	5.21	2.40	34.70	1.32	11.27	69.66	7.88	79.94	11.93	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.72	9.37	0.78	8.12	7.37	0.80	8.27	2.89	24.09	0.95	13.56	107.11	10.41	111.51	13.32	0.52	3.49	47.27
FXCB	Fox Chase Bancorp, Inc. of PA*	18.05	18.05	0.39	2.09	2.13	0.37	1.96	3.28	33.83	1.68	NM	103.45	18.67	103.45	NM	0.16	1.07	50.00
FRNK	Franklin Financial Corp. of VA*	23.90	23.90	0.17	0.84	0.83	0.40	1.97	4.57	22.29	2.28	NM	88.31	21.11	88.31	NM	0.00	0.00	0.00
GTWN	Georgetown Bancorp, Inc. of MA*	13.58	13.58	0.33	NM	3.33	0.33	NM	1.15	71.59	1.07	30.00	74.00	10.05	74.00	30.00	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.7)	8.92	8.92	1.03	11.51	7.25	1.05	11.75	NA	NA	1.86	13.80	152.34	13.58	152.34	13.51	0.70	3.65	50.36
HFFC	HF Financial Corp. of SD*	8.12	7.78	0.43	5.38	5.64	0.24	3.02	1.60	55.55	1.51	17.74	94.18	7.65	98.63	31.59	0.45	3.47	61.64
HMNF	HMN Financial, Inc. of MN*	5.14	5.14	-1.10	-13.47	NM	-1.26	-15.47	6.72	45.57	3.95	NM	35.94	1.85	35.94	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.31	14.31	0.37	2.37	2.88	0.31	1.98	2.61	32.51	NA	34.72	85.32	12.21	85.32	NM	0.16	1.28	44.44
HARL	Harleysville Svgs Fin Cp of PA*	7.16	7.16	0.59	8.63	7.53	0.59	8.63	1.05	43.06	0.77	13.28	112.27	8.04	112.27	13.28	0.80	4.53	60.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 17, 2012

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HBOS	Heritage Fin Group, Inc of GA*	11.59	11.21	0.51	4.40	4.57	0.56	4.81	1.41	54.05	1.33	21.88	96.42	11.18	100.14	20.00	0.16	1.14	25.00
HIFS	Hingham Inst. for Sav. of MA*	7.57	7.57	1.15	15.53	9.97	1.15	15.53	0.92	72.33	0.88	10.03	146.56	11.10	146.56	10.03	1.04	1.72	17.25
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.86	0.74	5.05	5.18	0.76	5.16	1.85	29.04	0.78	19.29	95.02	13.36	96.68	18.87	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	16.84	16.84	1.10	5.56	5.66	0.40	2.02	0.04	NA	0.94	17.68	100.92	17.00	100.92	NM	0.24	1.37	24.24
HMST	HomeStreet, Inc. of WA*	8.08	8.08	1.86	NM	16.16	1.82	NM	10.60	14.03	1.61	6.19	137.90	11.14	137.90	6.30	0.00	0.00	0.00
HTBI	HomeTrust Bancshrs, Inc. of NC*	20.37	20.37	-0.92	NM	-6.10	-0.76	NM	6.91	33.43	2.85	NM	73.95	15.07	73.95	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	10.05	10.02	0.46	4.10	8.66	0.24	2.18	2.25	45.68	1.92	11.55	53.75	5.40	53.94	21.74	0.08	1.08	12.50
HCBK	Hudson City Bancorp, Inc of NJ*	10.70	10.38	-0.28	-2.78	-3.76	0.75	7.46	2.76	23.89	1.02	NM	75.31	8.06	77.87	9.93	0.32	4.81	NM
IROQ	IF Bancorp, Inc. of IL*	17.34	17.34	0.22	1.61	1.72	0.13	0.95	1.45	46.72	1.31	NM	72.54	12.57	72.54	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(41.6)	8.93	8.57	0.77	8.60	4.65	0.74	8.26	1.44	77.64	1.38	21.51	176.09	15.72	184.13	22.40	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.66	12.91	1.10	8.26	10.93	0.85	6.44	1.42	69.45	1.78	9.15	71.94	9.83	76.74	11.74	0.30	1.85	16.95
JFBI	Jefferson Bancshares Inc of TN*	9.75	9.47	-0.93	-9.42	NM	-0.84	-8.57	5.51	23.14	1.78	NM	27.39	2.67	28.29	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.73	21.58	0.82	3.17	3.20	0.82	3.17	2.35	15.69	0.45	31.25	98.43	26.31	130.43	31.25	0.40	5.33	NM
KFFG	Kaiser Federal Fin Group of CA*	16.53	16.17	0.91	5.23	5.98	0.91	5.23	2.82	29.78	0.97	16.73	88.30	14.59	90.64	16.73	0.32	2.08	34.78
KRNY	Kearny Fin Cp MHC of NJ (24.0)	16.73	13.51	0.18	1.10	0.81	0.16	0.96	1.56	19.99	0.79	NM	135.29	22.63	173.91	NM	0.00	0.00	0.00
LSBI	LSB Fin. Corp. of Lafayette IN*	10.18	10.18	0.26	2.63	3.40	-0.02	-0.21	5.59	25.53	1.78	29.45	75.99	7.74	75.99	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(44.8)	12.06	10.40	0.84	7.15	8.69	0.63	5.38	1.55	54.53	1.38	11.51	79.00	9.53	93.32	15.28	0.16	1.64	18.82
LSBK	Lake Shore Bnp MHC of NY(38.7)	13.02	13.02	0.77	6.09	6.12	0.83	6.58	0.62	43.05	NA	16.35	95.11	12.38	95.11	15.15	0.28	2.72	44.44
LABC	Louisiana Bancorp, Inc. of LA*	18.24	18.24	0.65	3.53	4.21	0.53	2.91	0.60	90.95	0.83	23.75	84.11	15.34	84.11	28.84	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (39.2)	11.77	11.77	0.20	1.75	2.43	0.20	1.75	7.72	10.71	1.17	NM	71.68	8.44	71.68	NM	0.12	2.08	NM
MGYR	Magyar Bancorp MHC of NJ(44.9)	8.58	8.58	0.00	0.00	0.00	-0.10	-1.18	9.22	8.35	1.00	NM	53.97	4.63	53.97	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.6)	9.50	9.50	0.12	1.30	1.49	0.05	0.60	3.80	32.59	1.69	NM	86.19	8.19	86.19	NM	0.12	1.37	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.80	8.80	0.50	5.75	5.67	0.30	3.49	0.30	160.98	0.91	17.62	99.91	8.79	99.91	29.05	0.24	2.23	39.34
EBSB	Meridian Fn Serv MHC MA (40.6)	10.89	10.31	0.62	5.53	3.56	0.25	2.21	2.98	23.29	1.04	28.13	151.07	16.45	160.64	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	5.47	5.36	1.10	17.59	15.73	0.73	11.70	1.13	26.40	1.46	6.36	103.61	5.66	105.76	9.56	0.52	2.21	14.05
NASB	NASB Fin, Inc. of Grandview MO*	13.13	12.95	1.34	11.11	10.58	-0.39	-3.21	10.23	30.18	NA	9.45	100.30	13.17	101.84	NM	0.90	4.51	42.65
NECB	NE Comm Bncrp MHC of NY (42.5)	21.17	20.89	0.38	1.65	2.76	0.38	1.65	6.61	21.15	1.97	36.21	59.79	12.66	60.79	36.21	0.12	2.37	NM
NHTB	NH Thrift Bancshares of NH*	7.90	5.40	0.63	6.39	8.98	0.30	3.06	1.58	52.05	1.13	11.13	83.82	6.62	125.98	23.27	0.52	4.06	45.22
NVSL	Naugatuck Valley Fin Crp of CT*	14.27	14.27	0.19	1.47	2.25	0.00	0.00	4.81	26.21	1.85	NM	61.06	8.71	61.06	NM	0.12	1.69	NM
NFSB	Newport Bancorp, Inc. of RI*	11.26	11.26	0.30	2.64	2.79	0.30	2.64	0.76	103.40	1.00	35.90	93.33	10.51	93.33	35.90	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(38.5)	16.01	15.42	0.72	4.33	2.76	0.82	4.94	2.53	43.31	2.52	36.29	159.08	25.47	166.38	31.75	0.00	0.00	0.00
NWBI	Northwest Bancshares Inc of PA*	14.54	12.66	0.79	5.41	5.45	0.79	5.41	2.47	35.26	1.24	18.35	99.92	14.53	117.31	18.35	0.48	4.02	73.85
OBAF	OBA Financial Serv. Inc of MD*	19.35	19.35	0.09	0.42	0.54	0.08	0.37	2.99	22.76	NA	NM	81.65	15.80	81.65	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.99	0.55	4.99	5.40	0.62	5.69	0.68	57.16	0.52	18.53	90.81	9.56	96.32	16.27	0.24	1.80	33.33
OCFC	OceanFirst Fin. Corp of NJ*	9.57	9.57	0.94	9.90	8.08	0.84	8.81	2.63	29.34	1.12	12.37	121.46	11.62	121.46	13.90	0.48	3.29	40.68
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.80	21.80	1.00	4.63	4.30	0.98	4.55	0.91	23.89	0.32	23.24	105.95	23.09	105.95	23.64	0.40	2.92	67.80
OABC	OmniAmerican Bancorp Inc of TX*	15.02	15.02	0.34	2.24	1.82	0.21	1.40	2.17	24.54	0.95	NM	122.84	18.45	122.84	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	12.70	9.49	0.96	7.29	8.98	0.86	6.52	0.75	57.02	0.85	11.14	81.07	10.30	112.55	12.45	0.48	4.54	50.53
ORIT	Oritani Financial Corp of NJ*	18.91	18.91	1.20	5.86	4.74	1.22	5.94	0.88	129.49	1.54	21.09	130.62	24.70	130.62	20.79	0.60	4.07	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.60	9.15	0.17	1.69	2.54	0.60	6.04	3.09	21.76	1.20	39.33	64.39	6.82	75.76	10.98	0.16	3.39	NM
PVFC	PVF Capital Corp. of Solon OH*	8.65	8.65	-0.59	-6.52	-9.14	-1.70	-18.84	5.70	36.79	2.92	NM	72.69	6.29	72.69	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (39.5)	5.30	4.51	0.56	6.82	9.16	0.30	3.67	1.27	68.99	1.35	10.91	107.18	5.68	126.88	20.30	0.12	1.18	12.90
PEOP	Peoples Fed Bancshrs Inc of MA*	19.92	19.92	0.45	2.19	2.22	0.45	2.19	1.10	57.91	0.85	NM	101.58	20.24	101.58	NM	0.12	0.72	32.43
PBCT	Peoples United Financial of CT*	18.28	11.47	0.81	4.22	5.18	0.86	4.49	2.36	27.88	0.87	19.30	82.44	15.07	142.39	18.15	0.64	5.26	NM
PBSK	Poage Bankshares, Inc. of KY*	18.73	18.73	0.57	4.30	4.17	0.44	3.33	0.85	56.61	0.86	23.96	71.67	13.42	71.67	30.98	0.16	1.26	30.19
PROV	Provident Fin. Holdings of CA*	11.13	11.13	0.65	6.03	6.06	-0.80	-7.40	3.92	43.47	2.05	16.49	98.71	10.99	98.71	NM	0.20	1.53	25.32
PBNY	Provident NY Bncrp, Inc. of NY*	14.11	9.38	0.55	3.91	5.20	0.37	2.60	2.01	43.64	1.49	19.24	73.83	10.42	117.19	28.87	0.24	2.77	53.33
PBIP	Prudential Bncp MHC PA (24.9)	11.67	11.67	0.52	4.61	4.63	0.56	4.96	2.96	20.62	1.23	21.58	96.39	11.25	96.39	20.04	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.90	6.62	0.62	6.83	9.81	0.18	1.98	5.03	27.56	1.55	10.20	92.37	6.38	96.63	35.23	0.38	4.90	50.00
RIVR	River Valley Bancorp of IN*	6.96	6.94	0.39	4.74	6.50	0.14	1.66	4.43	17.72	1.37	15.39	85.31	5.93	85.54	NM	0.84	5.30	NM
RVSB	Riverview Bancorp, Inc. of WA*	9.05	6.10	-3.98	-37.16	NM	-4.06	-37.90	8.94	26.03	3.39	NM	42.07	3.81	64.49	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	16.73	16.68	0.82	4.50	4.35	0.74	4.07	0.93	95.53	1.11	23.00	106.03	17.74	106.41	25.45	0.36	3.01	69.23
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.73	11.64	0.32	2.78	2.12	0.29	2.50	NA	NA	0.69	NM	131.80	15.46	132.91	NM	0.16	1.69	NM
SIFI	SI Financial Group, Inc. of CT*	13.35	13.04	0.27	1.95	2.12	0.17	1.25	1.68	32.85	0.85	NM	93.56	12.49	96.16	NM	0.12	1.02	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.06	12.06	0.38	3.06	4.10	-0.13	-1.09	3.39	22.03	0.93	24.41	74.30	8.96	74.30	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.69	0.13	1.14	4.01	-0.12	-1.05	11.18	25.63	3.48	24.92	38.33	3.34	38.48	NM	0.00	0.00	0.00
STND	Standard Financial Corp. of PA*	17.57	15.81	0.73	4.12	5.45	0.71	3.99	1.15	82.30	NA	18.35	74.55	13.10	84.60	18.96	0.18	1.04	19.15
SIBC	State Investors Bancorp of LA*	19.48	19.48	0.42	2.80	2.77	0.69	4.58	2.49	26.29	NA	36.11	78.17	15.23	78.17	22.03	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.69	11.13	0.73	6.45	7.46	0.61	5.43	3.48	28.92	1.19	13.41	84.00	9.82	88.78	15.93	0.20	0.84	11.30
TFSL	TFS Fin Corp MHC of OH (26.5)	15.96	15.86	0.22	1.39	0.91	0.22	1.39	2.83	31.67	1.03	NM	150.60	24.04	151.64	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.80	13.79	0.87	6.07	5.21	0.85	5.87	0.32	30.33	0.20	19.20	117.69	16.24	117.81	19.85	0.44	1.86	35.77
TSBK	Timberland Bancorp, Inc. of WA*	10.03	9.28	0.32	2.66	5.84	0.14	1.21	7.13	22.30	2.11	17.12	54.43	5.46	59.29	37.67	0.00	0.00	0.00
TRST	TrustCo Bank Corp NY of NY*	7.92	7.90	0.84	10.86	6.61	0.84	10.86	1.25	86.79	1.88	15.13	153.74	12.18	154.16	15.13	0.26	4.52	68.42
UCBA	United Comm Bncp MHC IN (40.6)	11.00	10.39	0.51	4.45	4.43	0.31	2.73	6.08	18.02	1.90	22.55	98.87	10.87	105.43	36.79	0.44	6.29	NM
UCFC	United Community Fin. of OH*	9.31	9.29	0.05	0.53	0.98	-0.27	-3.03	8.55	19.77	2.51	NM	52.77	4.91	52.86	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.80	13.35	0.70	5.05	5.21	0.71	5.12	NA	NA	1.01	19.18	96.53	13.32	100.28	18.92	0.40	2.82	54.05

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 17, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WSB WSB Holdings, Inc. of Bowie MD*	14.40	14.40	0.33	2.39	6.45	0.00	0.00	10.37	9.70	NA	15.50	36.58	5.27	36.58	NM	0.00	0.00	0.00
WSFS WSFS Financial Corp. of DE*	7.95	7.22	0.60	6.48	6.68	0.43	4.66	1.51	73.52	1.70	14.97	108.41	8.62	120.35	20.79	0.48	1.12	16.78
WVFC WVS Financial Corp. of PA*	9.78	9.78	0.64	5.51	9.02	0.67	5.79	0.57	25.30	NA	11.09	59.37	5.80	59.37	10.55	0.16	1.85	20.51
WAFD Washington Federal, Inc. of WA*	14.07	12.41	0.95	6.81	7.44	0.95	6.81	NA	NA	1.71	13.43	90.31	12.70	104.34	13.43	0.32	1.99	26.67
WSBF Waterstone Fin MHC of WI(26.2)	10.46	10.43	0.18	1.83	2.11	-2.10	-21.06	9.62	20.18	2.53	NM	84.37	8.83	84.67	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH*	9.82	9.40	0.39	4.00	6.10	0.37	3.77	2.88	38.80	1.50	16.40	65.04	6.39	68.26	17.38	0.28	3.22	52.83
WEBK Wellesley Bancorp, Inc. of MA*	13.46	13.46	0.31	2.85	2.63	0.30	2.78	NA	NA	1.42	37.97	81.55	10.98	81.55	38.97	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	16.03	16.03	0.49	2.84	3.10	0.39	2.25	1.46	41.37	1.38	32.25	95.09	15.24	95.09	NM	0.24	3.10	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.35	22.35	0.40	1.86	2.77	0.23	1.08	4.47	47.97	2.50	36.15	66.50	14.87	66.50	NM	0.00	0.00	0.00

EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended June 30, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
BRKL	Brookline Bancorp, Inc. of MA (1)	$27,904	$5,403	($1,837)	$0	$31,470	70,041	$0.45
CBNJ	Cape Bancorp, Inc. of NJ	$1,689	$1,935	($658)	$0	$2,966	13,313	$0.22
ESSA	ESSA Bancorp, Inc. of PA	$4,129	($237)	$81	$0	$3,973	12,078	$0.33
FFIC	Flushing Financial Corp. of NY	$34,087	$878	($299)	$0	$34,666	30,949	$1.12
FXCB	Fox Chase Bancorp, Inc. of PA	$4,002	($253)	$86	$0	$3,835	12,595	$0.30
OCFC	OceanFirst Financial Corp. of NJ	$21,553	($3,630)	$1,234	$0	$19,157	18,206	$1.05
ORIT	Oritani Financial Corp. of NJ	$31,650	$750	($255)	$0	$32,145	45,199	$0.71
PBNY	Provident NY Bancorp, Inc. of NY	$17,134	($8,960)	$3,046	$0	$11,220	37,899	$0.30
RCKB	Rockville Financial New, Inc. of CT	$14,875	($2,317)	$788	$0	$13,346	28,603	$0.47
UBNK	United Financial Bancorp of MA	$11,496	$161	($55)	$0	$11,602	15,521	$0.75
WFD	Westfield Financial Inc. of MA	$6,336	($1,985)	$675	$0	$5,026	25,962	$0.19

(1) Financial information is for the quarter ending March 31,2012

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Northfield Bancorp, Inc.
Prices as of August 17, 2012

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Average	Peer Group Median	New York Companies Average	New York Companies Median	All Public Average	All Public Median
Price-earnings multiple	=	P/E	37.94 x	21.48x	21.09x	14.71x	13.56x	19.59x	18.15x
Price-core earnings multiple	=	P/CE	56.21	21.55x	20.02x	16.37x	13.99x	20.40x	18.92x
Price-book ratio	=	P/B	78.93%	99.71%	101.52%	109.01%	103.99%	87.04%	84.38%
Price-tangible book ratio	=	P/TB	80.97%	109.41%	106.41%	130.94%	117.19%	93.33%	90.75%
Price-assets ratio	=	P/A	19.16%	14.35%	12.44%	9.28%	10.41%	10.71%	10.60%

Valuation Parameters

Pre-Conversion Earnings (1)(Y)	$16,403,000 (12 Mths 06/12)	ESOP Stock (% of Offering) (E)	4.00%	
Pre-Conversion Core Earnings (1)(Y)	$11,631,600 (12 Mths 06/12)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (2)(B)	$409,438,000	ESOP Amortization (T)	30.00	Years
Pre-Conv. Tang. Book Value (2)(B)	$391,640,000	Stock Program (% of Offering) (M)	4.00%	
Pre-Conversion Assets (2)(A)	$2,610,249,000	Stock Programs Vesting (N)	5.00	Years
Reinvestment Rate (R)	0.72%	Fixed Expenses	$2,240,000	
Tax rate (TAX)	40.00%	Variable Expenses	4.26%	
After Tax Reinvest. Rate (R)	0.43%	Percentage Sold (PCT)	61.0666%	
Est. Conversion Expenses (3)(X)	4.92%	MHC Assets	$166,000	
Insider Purchases	$945,000	Options as % of Offering (O1)	10.00%	
Price/Share	$10.00	Estimated Option Value (O2)	17.90%	
Foundation Cash Contribution (FC)	0.00%	Option Vesting Period (O3)	5.00	Years
Foundation Stock Contribution (FS)	0.00% Shares	% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (FT)	$0			

Calculation of Pro Forma Value After Conversion

1. $$V=\frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $556,769,500

2. $$V=\frac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$$ V= $556,769,500

3. $$V=\frac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $556,769,500

4. $$V=\frac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $556,769,500

5. $$V=\frac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $556,769,500

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Maximum	39,100,000	24,928,493	64,028,493	0	64,028,493	1.5426
Midpoint	34,000,000	21,676,950	55,676,950	0	55,676,950	1.3414
Minimum	28,900,000	18,425,408	47,325,408	0	47,325,408	1.1402

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Maximum	$391,000,000	$249,284,930	$640,284,930	0	$640,284,930
Midpoint	$340,000,000	$216,769,500	$556,769,500	0	$556,769,500
Minimum	$289,000,000	$184,254,080	$473,254,080	0	$473,254,080

(1) Includes $1,000 of net income earned on net MHC assets of $166,000
(2) Includes $166,000 of net MHC assets.
(3) Estimated offering expenses at midpoint of the offering.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Minimum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$473,254,080
	Exchange Ratio	1.1402
	2nd Step Offering Proceeds	$289,000,000
	Less: Estimated Offering Expenses	14,542,000
	2nd Step Net Conversion Proceeds (Including Foundation)	$274,458,000

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$274,458,000
	Less: Cash Contribution to Foundation	0
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(11,560,000)
	Less: RRP Stock Purchases (2)	(11,560,001)
	Net Proceeds to be Reinvested	$251,337,999
	Estimated after-tax net incremental rate of return	0.43%
	Earnings Increase	$1,080,753
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(231,200)
	Less: Stock Programs Vesting (4)	(1,387,200)
	Less: Option Plan Vesting (5)	(931,158)
	Net Earnings Increase	($1,468,805)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2012 (reported)	$16,403,000	($1,468,805)	$14,934,195
	12 Months ended June 30, 2012 (core)	$11,631,600	($1,468,805)	$10,162,795

4.	Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
	June 30, 2012	$409,438,000	$251,337,999	$0	$660,775,999
	June 30, 2012 (Tangible)	$391,640,000	$251,337,999	$0	$642,977,999

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2012	$2,610,249,000	$251,337,999	$0	$2,861,586,999

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$556,769,500
Exchange Ratio	1.3414
2nd Step Offering Proceeds	$340,000,000
Less: Estimated Offering Expenses	16,714,600
2nd Step Net Conversion Proceeds (Including Foundation)	$323,285,400
2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$323,285,400
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(13,600,000)
Less: RRP Stock Purchases (2)	(13,600,000)
Net Proceeds to be Reinvested	$296,085,400
Estimated after-tax net incremental rate of return	0.43%
Earnings Increase	$1,273,167
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(272,000)
Less: Stock Programs Vesting (4)	(1,632,000)
Less: Option Plan Vesting (5)	(1,095,480)
Net Earnings Increase	($1,726,313)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2012 (reported)	$16,403,000	($1,726,313)	$14,676,687
12 Months ended June 30, 2012 (core)	$11,631,600	($1,726,313)	$9,905,287

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2012	$409,438,000	$296,085,400	$0	$705,523,400
June 30, 2012 (Tangible)	$391,640,000	$296,085,400	$0	$687,725,400

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2012	$2,610,249,000	$296,085,400	$0	$2,906,334,400

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$640,284,930
	Exchange Ratio	1.5426
	2nd Step Offering Proceeds	$391,000,000
	Less: Estimated Offering Expenses	18,887,200
	2nd Step Net Conversion Proceeds (Including Foundation)	$372,112,800
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$372,112,800
	Less: Cash Contribution to Foundation	0
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(15,640,000)
	Less: RRP Stock Purchases (2)	(15,639,999)
	Net Proceeds to be Reinvested	$340,832,801
	Estimated after-tax net incremental rate of return	0.43%
	Earnings Increase	$1,465,581
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(312,800)
	Less: Stock Programs Vesting (4)	(1,876,800)
	Less: Option Plan Vesting (5)	(1,259,802)
	Net Earnings Increase	($1,983,821)

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2012 (reported)	$16,403,000	($1,983,821)	$14,419,179
	12 Months ended June 30, 2012 (core)	$11,631,600	($1,983,821)	$9,647,779

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2012	$409,438,000	$340,832,801	$0	$750,270,801
	June 30, 2012 (Tangible)	$391,640,000	$340,832,801	$0	$732,472,801

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2012	$2,610,249,000	$340,832,801	$0	$2,951,081,801

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT 5

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER | WRITER'S E-MAIL

(202) 274-2007 | nquint@luselaw.com

SEC
Mail Processing
Section

SEP 24 2012

Washington DC
401

September 24, 2012

Via Hand Delivery

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Northfield Bancorp, Inc.
Form SE

Dear Sir or Madam:

In accordance with Rules 202 and 311(g)(2) of Regulation S-T, the supporting financial information from Exhibit 99.3.1 to the Registration Statement on Form S-1 of Northfield Bancorp, Inc. (the "Company"), which is the Company's Valuation Appraisal Report, is being filed in paper format pursuant to the Company's request for a continuing hardship exemption granted by letter dated June 1, 2012 (copy enclosed). On behalf of the Company, please find enclosed for filing three copies of the Company's Form SE, including one of which is manually signed, which includes the entire Valuation Appraisal Report.

Please acknowledge receipt of this filing by stamping a copy of this letter and returning it to us via our courier. If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (202) 274-2007. Thank you for your assistance.

Very truly yours,

[signature]

Ned Quint

cc: John W. Alexander, Chairman, President
and Chief Executive Officer
Eric Luse, Esq.

{Clients/1091/00172780.DOC/ }